
04024484

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bull

*CURRENT ADDRESS 68, route de Versailles
78430 Louveciennes
France

**FORMER NAME Compagnie Des Machines Bull

**NEW ADDRESS

FILE NO. 82- 04847 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT :

82-4847

RECEIVED
2002 APR 20 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
12-31-01

2001 Financial Report

Bull

Contents

The Commission des Opérations de Bourse draws the attention of private investors to the observation recorded by the statutory auditors in their report on the consolidated financial statements for the year ended December 31, 2001, highlighting the uncertainty surrounding the successful completion of the Bull restructuring plan, as described in note 2 to the consolidated financial statements. This plan was made possible by the French Government's commitment, subject to EC approval, to provide Bull with financial support in the form of repayable cash advances up to a maximum total amount of EUR 450 million, including EUR 100 million already paid as of December 31, 2001.

Consolidated financial highlights

(in million euros)

SUMMARIZED CONSOLIDATED STATEMENT OF INCOME	2001	2000	1999	1998	1997
• Total revenue	**2 544**	**3 244**	**3 769**	**3 801**	**3 753**
• Gross margin	**630**	**763**	**948**	**1 041**	**1 102**
Research and development expenditure, net	(123)	(160)	(186)	(203)	(192)
Selling, general and administrative expenses	(606)	(706)	(779)	(796)	(796)
• Income from operations	**(99)**	**(103)**	**(17)**	**42**	**114**
Net interest expense	(37)	(42)	(38)	(49)	(52)
Provision for headcount plan	(155)	-	-	-	-
Other income and expenses and minority interests	38	(98)	(233)	10	30
• Net income (loss)	**(253)**	**(243)**	**(288)**	**3**	**92**
SUMMARIZED STATEMENT OF NET CASH MOVEMENTS					
• Cash movements resulting from business activities	**63**	**(59)**	**139**	**137**	**243**
Investments	(85)	(127)	(154)	(148)	(164)
Net book value of assets disposals	65	70	69	59	51
Movements in working capital	116	16	173	59	(103)
Other movements	47	(31)	(51)	(17)	(53)
• Net cash provided/(used) by operating activities	**206**	**(131)**	**176**	**90**	**(26)**
Capital increases (*)	-	(20)	1	-	(5)
Shareholder advance	100	-	-	-	-
Reduction in restructing provisions	(70)	(11)	(14)	(42)	(43)
• Net cash movements	**236**	**(162)**	**163**	**48**	**(74)**
HEADCOUNT AT 31 DECEMBER	**12 731**	**17 209**	**19 027**	**20 676**	**21 267**

(*) NET CASH IMPACT OF MOVEMENTS IN ADVANCE CONTRIBUTIONS TO CAPITAL INCREASES INCLUDING, IN 1997, THE REPAYMENT TO NEC OF THE RESIDUAL BALANCE ON ITS ACCOUNT OF EUR 44 MILLION, AND IN 2000, THE REPAYMENT TO FRANCE TELECOM OF THE RESIDUAL BALANCE ON ITS ACCOUNT OF EUR 48 MILLION.

IN THE FINANCIAL REPORT, THE TERMS BULL, OR GROUP BULL DESIGNATE ALL BULL SUBSIDIARIES AND ASSOCIATED COMPANIES.

Presentation of Groupe Bull

Organizational structure

"**Bull: one company, one business, one name**", so best sums up the underlying principle guiding both the Group's strategy and its new organizational structure implemented at the beginning of 2002. This new structure aims to simplify the workings of the company, in order to optimize resource utilization and focus efforts on client projects.

Groupe Bull is organized around four operating branches. The first two branches are responsible for strategy and product development in the technology (**Bull Technologies**) and services (**Bull Services France**) sectors, while the other two are responsible for marketing the product range through geographical networks, **Bull WELA** in Western Europe and South America and **Bull AAEE** in Asia, Africa and Eastern Europe.

- **Bull Technologies** is responsible for the definition, development, distribution, installation and maintenance of Bull's offer. Bull Technologies also defines the product ranges offered by subsidiaries outside France and is responsible for providing leadership and support services to these subsidiaries, which represent a significant portion of its turnover.

- **Bull Services France** has exclusive responsibility for the sale and production of services in France and in particular outsourcing and systems integration contracts, which may or may not encompass third party products. Such services also include infrastructure consulting services. BSF is, in addition, fully responsible at Groupe level for security solutions.

- **The geographical networks, Bull WELA and Bull AAEE**, are responsible for the distribution of Group products and services in their respective geographical regions. Furthermore, they are responsible for developing, where applicable, products and services ranges specific to their markets.

These four operational branches are backed up by six functional departments.

- The **Technical Department** is responsible for research and development projects, as well as monitoring technology advances and defining the primary technical directions of the Groupe.

- **The Strategy, Finance, Human Resources, Marketing and Communications Departments** ensure the consistency of these major central functions at Groupe Bull level, paying particular attention to resource and activity optimization.

Product range

Bull supplies the IT technology and services at the heart of major company and organization performance

A company's competitiveness, management efficiency and capacity to evolve will depend increasingly on its ability to master technologies and put them to the service of its new requirements.

Companies seek to benefit from technological advances, while maintaining the value of existing investments and ensuring operating security and reliability.

The Groupe's fundamental mission is to assist its clients with the transformation of their infrastructures.

Bull's technological expertise is founded on its ability to innovate, placing it at the heart of technological developments and enabling it to strengthen the competitive position of its offerins and develop close partnerships with other major players in the global IT industry, such as Intel, NEC, Microsoft and EMC².

Thanks to its widely recognized technological expertise and its ability to implement and manage major complex projects requiring the integration of several different technologies, Bull is able to assist its clients with the transformation of their information system and provide commitments with regards to recommended infrastructure performance levels, implementation deadlines and operating costs.

Bull focuses its offer on three areas in order to offer comprehensive solutions :

- **Servers and Infrastructures**, comprising technological products such as mainframes, open servers and middleware. Bull designs and implements server-based infrastructure, middleware and engineering packages, in particular, for security, storage, interoperability and e-commerce.

- **Infrastructure services**, at the heart of Bull's activities, extending from design to end-to-end support and including consulting services, security, storage, e-infrastructure and Datawarehouse.

- **Application services**, from systems integration to outsourcing and including e-solutions, the implementation of company portals, project management and hosting.

Bull deploys a comprehensive range of support and maintenance services for applications and infrastructures for the diversified multi-vendor world, which are aimed at both current and prospective clients and other partners. Bull services stand out from the competition, particularly in Europe, thanks to their in-depth involvement in technologies, a decisive factor for clients in terms of efficiency and confidence.

Furthermore, Bull mainly operates in four major economic sectors: the public sector, finance (banking and insurance), industry and telecommunications. Through its significant experience, Bull has a sound understanding of the activities and processes specific to these sectors, enabling it to advise and assist its clients efficiently.

Management discussion and analysis

A - GROUPE BULL DEVELOPMENTS IN 2001

The adjustments to fiscal year 2000 figures in accordance with the 2001 scope of activity mainly concern the sale of smart cards and bank terminal activities (Bull CP8), Cara and Bull Electronics.

1/ Revenues

Groupe revenue at the end of December 2001 totaled EUR 2,543.9 million, down 8.7% compared to the previous year.

This slowdown in the Groupe's commercial activity was particularly influenced during the fourth quarter by a slump in the world IT market, registered throughout the year.

(in EUR Millions)

	2001	2000 adjusted	%Change
Activities continued in 2002	1 916.1	2 139.6	-10.4%
2001 internal activities outsourced in 2002	(65.7)	(61.0)	-
Activities disposed of in 2001	693.5	707.0	-1.9%
Groupe total	**2 543.9**	**2 785.6**	**-8.7%**

(*) Integris activity included in the sale to Steria

The slowdown in server activities, which suffered a 10% drop excluding PC activities, breaks down as follows:

- 23% decline in sales of proprietary systems;
- sustained sales of open systems;
- strong growth (36%) in data storage activities.

I.T. Services activities generated total revenue of EUR 1,258.7 million, including EUR 655 million resulting from activities sold to Steria.

Outsourcing activities increased by 13%, in contrast to downturns in other sectors.

2/ Income from operations

2.1. Gross margin

Gross margin amounted to EUR 630.5 million (24.8% of revenue) compared to EUR 699.5 million in 2000 (25.1% of revenues), down 9.9%.

2.2 Research and development; Selling, general and administrative expenses

Research & development activity totaled EUR 122.8 million (4.8% of revenue) in 2001 compared to EUR 138.3 million (5% of revenue) in 2000, down 11.2%.

Selling, general and administrative expenses amounted to EUR 605.2 million (23.8% of revenue) in 2001 compared to EUR 642.7 million (23.1% of revenue), down 5.8%.

The fall in selling, general and administrative expenses was insufficient to offset the decline in revenues and the reduction in the scope of activity.

3/ Net income

(in EUR millions)

	2001	2000 adjusted	%change
Income from operations	-98.5	-81.5	-20.9 %
Restructuring costs	-155.0	-40.8	+279.9 %
Taxes and other duties	-52.6	-81.1	-35.1 %
Interest expense	-37.2	-42.1	-11.6 %
Other	-204.8	-83.1	+146.5 %
Capital gains on asset disposals	295.1	66.5	+343.8 %
Impact of adjustment	-	19.3	-
Net income	**-253.0**	**-242.8**	**-4.2 %**

The net interest expense for the fiscal year amounted to EUR 37 million, down 11% compared to 2000.

In 2001, the Groupe recognized capital gains of EUR 295 million on the disposal of assets during the fiscal year (CP8, Cara, PSI and Integris Europe).

The charge to the restructuring reserve in respect of the 2001 redundancy plan amounted to EUR 155 million.

Other non-operating costs totaled EUR 205 million and included charges to contingency provisions and for asset impairment.

The Groupe consolidated net loss for the fiscal year is EUR 253 million compared to a net loss of EUR 243 million in 2000.

B - OUTLOOK FOR 2002

The Board of Directors meeting of March 14, 2002, chaired by Mr. Pierre Bonelli appointed on December 2, 2001, approved the initial measures presented by Groupe Bull Executive Management enabling the rapid implementation of the restructuring plan, based on the simplification of the organizational structure, drastic cuts in overheads, including downsizing measures, a shake-up of the management teams and a return to close convergence between the different Groupe businesses. In addition, the outline of an industrial and strategic plan aimed at clarifying Bull's position, underlining the consistency of its activities and emphasizing its unique information technology qualities was also presented to the Board.

A further cut in payroll costs of several tens of millions of euro each semester is necessary, in addition to those cuts already resulting from the redundancy plan implemented last year. This measure requires a further reduction in employee numbers of around 1,500, including the suppression of 1,100 jobs in France and 1,000 administrative and commercial jobs. The cost of this new restructuring plan, estimated at EUR 180 million, will be primarily financed from the proceeds of asset disposals completed or ongoing since the beginning of the year (sale of the Louveciennes site, sale of Steria stock received in consideration for the sale of non-French European IT services activities and sale of non-strategic equity investments) and disposals to be undertaken in 2002.

The Board examined the financial resources necessary to cover both first semester operating losses before restructuring costs for the period and repayments on short-term debt. Given its heavily negative financial position, Bull is no longer in a position to raise further external financing. Under these circumstances, the French State agreed to grant a repayable advance of a maximum amount of EUR 350 million, of which EUR 100 million was paid at the end of December 2001. These advances will be repayable no later than 12 months following payment of the final installment, scheduled for the end of June 2002, subject to approval by the European Commission.

This advance falls within the general framework of financing which Bull must seek from all its partners. It will enable Bull to continue in operation until the company's key figures return to black and will provide it with the necessary scope to reshape its capital. The first stage of this process is a return to operating profit in the second half of 2002.

With the implementation of the restructuring plan in 2002 and the shareholder advance from the French State, Executive Management believes that the Groupe will have the necessary financial resources in 2002 to meet its operating requirements. Consequently, the Board of Directors has drawn up the consolidated financial statements and the financial statements on a going concern basis to be submitted for approval to the Annual General Shareholders' Meeting.

C - OTHER GROUPE HIGHLIGHTS

1. Major changes in group structure

During fiscal year 2001, the Groupe Bull structure was affected by disposals which had a total impact on Groupe net sales of 25%. The main changes were as follows:

- **Disposal of Cara**

  Cara, the Irish subsidiary of Bull Holdings Limited specializing in IT operations services, was sold at the end of February 2001. The sale to the Hibernia Capital Partners group, in partnership with Cara Group management, represented EUR 31 million.

- **Disposal of Bull CP8**

  In the first quarter of 2001, Bull sold Bull CP8 to Schlumberger for a consideration of EUR 341 million. Within Groupe Bull, Bull CP8 and its subsidiaries were responsible for the development and sale of smart cards.

- **PSI Ltd. in India**

  In June 2001, Bull signed an agreement for the sale of securities held by Bull SA in PSI Data Systems Limited in India representing 50.35% of the company's common stock. The sale became effective as of November 1, 2001. The gross selling price was USD 15 million (EUR 17 million).

- **Steria**

  On August 31, 2001, Bull signed a draft agreement for the sale of its IT services activities, located in the European countries detailed below to Groupe Steria SCA ("Steria"). These activities do not include maintenance and infrastructure service activities in certain countries.

These activities were centralized within a holding company, Bull Iota SA, through the acquisition of securities in the following companies:

1. four companies created between July and September 2001 to house non-maintenance Integris services activities in Germany, Belgium (including Luxembourg), Spain and Italy;

2. the UK company, Integris Ltd., set up to regroup the services activities of Bull Information Systems Ltd. upon completion of the legal client contract novation procedure, scheduled for the end of March 2002;
3. Four existing Groupe Bull companies in Denmark, Norway, Norway, Sweden and Switzerland

The transaction was approved by the Steria Stockholders' Meeting of December 28, 2001 in accordance with the terms and conditions defined in the draft sales agreement and its amendments. In particular, the agreement provides for the spreading of the different stages of performance, concluding with the transfer of UK services activities in October 2002 and an option for the buyback of Integris Italia S.p.A shares that Bull exercised on January 4, 2002.

In consideration for the transfer of Bull Iota securities, Bull received new Steria shares issued as part of a common stock increase reserved for Bull on December 28, 2001, including one share with a single stock subscription warrant attached, conferring entitlement, up to June 30, 2002, to subscribe for a variable number of shares, depending on the effective transfer of Bull service activities in the UK to Integris Ltd.

These shares will not exceed 12.9% of total Steria common stock. In addition, Bull will also acquire a 2-year, interest-bearing debt on Bull Iota and bonus stock subscription warrants to be exercised under certain terms and conditions conferring entitlement to 736,084 Groupe Steria shares.

2. Foreign exchange risks in Argentina

The Bull subsidiary in Argentina generated net sales of EUR 22 million in 2001 (0.9% of total Groupe revenue). Net assets, mainly USD-denominated, totaled EUR 8.7 million (0.5% of the Groupe total). The risk is immaterial. However, a provision in the amount of EUR 3.9 million was recorded at the end of 2001 based on an exchange rate of EUR 0.8813 to the Argentine peso.

3. Groupe research and development activities

Groupe research and development activities during 2001 focused on the fundamental aspects of information system infrastructure evolution, and, in particular, designing the enterprise systems of tomorrow, using the highest performing standard technologies (FAME project) and technical solutions projects which contribute to the productivity of client infrastructures.

D - KEY FIGURES OF BULL AND ITS PRINCIPAL SUBSIDIARIES

The Groupe parent company Bull reported a net loss of EUR 253 million for fiscal year 2001 compared to a loss of EUR 238 million in the previous year.

This loss is primarily attributable to a net write-back of the provision for negative net worth aimed at bringing the value of Bull investments into line with the consolidated stockholders' equity of its subsidiaries (EUR 13 million) and a net charge to the provision for the impairment of investments (EUR 24.6 million) and net financial income (EUR 37 million) including net foreign exchange losses of EUR 30 million. The net write-back of the provision for negative net worth is mainly due to a write-back of COFIP securities in the amount of EUR 204 million relating to the disposal of its subsidiary, Bull CP8, in March 2001.

Bull stockholders' equity, following fiscal year 2001 losses, is negative EUR 158 million, compared to common stock of EUR 340 million. Net worth is, therefore, less than 50% of the Company's common stock.

In accordance with the provisions of article L.233-7 of the French Commercial Code, the following acquisitions were performed by Bull in preparation for the transfer of non-French European service activities to Steria:

- purchase of the entire common stock of Bull Iota (France) and Integris subsidiaries in Germany, Belgium, Denmark, Spain, Italy, Norway, the UK, Sweden and Switzerland, later sold to Steria on December 28, 2001;
- purchase of the entire common stock of Bull Maroc and Integris Hellas (Greece), retained by Groupe Bull.

Bull has not performed a dividend distribution in the last three years.

E - OWNERSHIP STRUCTURE AND BULL STOCK OPERATIONS

Ownership structure

In accordance with article L.233-13 of the French Commercial Code and based on the information received pursuant to articles L.233-7 and L.233-12 of the same code, the identity of Bull stockholders and their voting rights are shown on page 43 of this document.

Buy-back of own shares on the stock market

Using authorizations previously granted to the Company by Stockholders' General Meeting to trade in the company's shares on the stock market, pursuant to the provisions of article L225-209 of the new Commercial Code, Bull bought back in July 2000 4,668,828 shares on loan to the bank responsible for managing the Groupe Corporate Savings Scheme. 7,708 of these shares were redeemed in 2000 and 239,963 in 2001.

As of December 31, 2001, Bull held a total of 248,558 shares with a market value of EUR 305,726.

Authorized capital not issued

The Combined Stockholders' Meeting of April 13, 2000 authorized the Board of Directors to increase the common stock of the company subject to a maximum par value amount of EUR 500 million, on one or more occasions, through the issue of all types of marketable securities granting immediate or future access to the common stock of the company, with or without stockholder preferential subscription rights. Furthermore, the Combined Stockholders' Meeting also authorized the Board of Directors to increase the common stock by capitalizing reserves, net income and additional paid-in capital up to a maximum increase of EUR 300 million. These authorizations, valid for a period of 26 months, were not used in 2001.

The authorizations granted by this meeting enabling the Board to perform share issues reserved for employees, in accordance with legal provisions relating to employee stock ownership, and allot stock purchase and/or subscription options were not used in the course of 2001.

F - CORPORATE OFFICERS

The terms of office and functions exercised by Bull corporate officers are listed on page 41 of this document.

During 2001, the following corporate officers received remuneration from Bull or one of its subsidiaries:

- Bull executives and corporate officers: Messrs. Guy de Panafieu, Chairman & Chief Executive Officer of Bull until December 2, 2001 and Gervais Pellissier, Finance and Administration Director;
- directors representing the personnel of Groupe Bull companies: Mrs. Catherine Blond and Mr. Jean-Jacques Gillon;
- directors representing Groupe Bull personnel who are Bull stockholders: Messrs. Guy Richel since May 3, 2001, Daniel Salles until December 17, 2001 and Mariano Garcia-Munoz until December 28, 2001.

Remuneration received, including various fringe benefits, breaks down as follows:

Name	Amount in EUR
• **Guy de Panafieu**	423 712
• **Gervais Pellissier**	385 988
• **Catherine Blond**	20 506
• **Jean-Jacques Gillon**	43 160
• **Daniel Salles**	41 709
• **Mariano Garcia-Munoz**	47 845
• **Guy Richel**	53 659

For the fiscal year 2001, the following directors received fees :

Name	Amount in EUR
• **Michel Bon**	15 000
• **David Jones**	14 932

Report on the resolutions presented

TO THE COMBINED STOCKHOLDERS' MEETING

1. Resolutions falling within the powers of the Ordinary Stockholders' Meeting

First resolution
This resolution, in accordance with the New Economic Regulations Law of May 15, 2001, asks stockholders to approve the consolidated financial statements for the year ended December 31, 2001, showing a net loss of EUR 253 million (rounded off).

Second resolution
This resolution asks stockholders to approve the parent company financial statements for the year ended December 31, 2001, showing an accounting net loss of EUR 253,126,534.63.

Third resolution
This resolution asks stockholders to appropriate the net loss for the year to retained earnings, bringing this account to negative EUR 562,668,893.47 from negative EUR 309,542,358.84

Fourth resolution
This resolution asks stockholders to approve the agreements referred to in the independent auditors' report on transactions involving management covered by Articles L 225-38 et seq. of the Commercial Code.

Fifth resolution
This resolution asks stockholders to ratify the appointment of Mr. Pierre Bonelli, as approved by the Board of Directors on December 2, 2001, to replace Mr. Guy de Panafieu for the remainder of this latter's term of office, expiring at the end of the Ordinary Stockholders' Meeting held to approve the 2002 financial statements.

Sixth resolution
This resolution asks stockholders to renew the term of office Mrs. Jeanne Seyvet as Director representing the French State, of appointed by ministerial order dated February 4, 2002, for a further period per the bylaws of three years, expiring at the end of the Ordinary Stockholders' Meeting held to approve the 2004 financial statements.

Seventh resolution
This resolution asks stockholders to renew the authorization granted to the Board of Directors to purchase shares in the Company for a period of eighteen months. The following terms and conditions of the proposed program are similar to the previous program except for the minimum selling price, which has been set at one euro to take into account the current stock market price:

- Maximum of 10% of the common stock, or 17,019,889 shares
- Total maximum purchase consideration: EUR 250 million
- Minimum selling price per share: EUR 1
- Maximum selling price per share: EUR 15

2. Resolutions falling within the powers of the Special Stockholders' Meeting

Eighth resolution
This resolution asks stockholders to renew the previous authorization that has expired, thereby granting the Board of Directors the authority to issue, with retention of preferential subscription rights, all types of shares and marketable securities conferring access to the common stock of the Company, subject to an overall maximum of EUR 100,000,000 including by capitalization of reserves or paid-in capital.
This authorization is granted for a period of 26 months as from the date of the Stockholders' Meeting.

Ninth resolution
This resolution is the counterpart of the previous resolution and asks stockholders to grant the Board of Directors the authority to issue, with suppression of stockholder preferential subscription rights and the ability to confer priority rights, shares and all types of marketable securities conferring access to the common stock of the Company, subject to an overall maximum of EUR 100,000,000. This authorization is granted for a period of 26 months as from the date of the Stockholders' Meeting.

Tenth resolution
This resolution asks stockholders, with respect to the two preceding resolutions, to limit the total combined common stock increase during the 26-month period to an overall maximum of EUR 100,000,000.

Eleventh resolution
This resolution asks stockholders to authorize the Board of Directors to use the aforementioned common stock increases, in whole or in part, in the event of takeover bids or share exchanges. This authorization is renewable annually at each Stockholders' Meeting held to approve the financial statements for the year then ended.

Twelfth resolution
This resolution asks stockholders to approve a further common stock increase reserved for employees, in accordance with the most recent legal provisions concerning employee share ownership and subsequent to the preceding common stock increase authorizations. This authorization to increase common stock supercedes that granted by the Stockholders' Meeting of April 13, 2000. Like the previous authorization, it limits the increase to 3% of common stock and is granted for a period of three years.

Thirteenth resolution
This resolution asks stockholders, pursuant to the New Economic Regulations Law of May 15, 2001, to amend the Company's bylaws in order to incorporate the new provisions resulting from this law and the new codification of the Commercial Code. Accordingly, articles 1, 13, 16, 17, 18, 19, 20, 21, 24, 25, 26, 27 and 33 of the Company's bylaws have been amended.

Fourteenth resolution
This resolution asks stockholders to grant the powers necessary to complete the legal formalities.

Independent auditors' report

ON THE CONSOLIDATED FINANCIAL STATEMENTS OF BULL

In accordance with our appointment as auditors by your Annual Stockholders' Meetings, we have audited the consolidated financial statements of Bull for the year ended December 31, 2001, drawn up in euro, as presented in pages 12 to 38.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

A deferred tax asset of EUR 29 million was maintained in the consolidated balance sheet as of December 31, 2001. Considering the Group's results in the last three years, we believe that this asset should be fully written down and expensed to the 2001 income statement.

Except for the above, in our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2001 and the results of its operations for the year then ended in accordance with French accounting regulations.

Without qualifying our opinion above, we would draw your attention to the uncertainty surrounding the successful implementation of the restructuring plan presented in Note 2 to the financial statements, and made possible by the French State's commitment, subject to EC approval, to provide Bull with financial support in the form of repayable cash advances for a maximum total amount of EUR 450 million, including EUR 100 million already paid as of December 31, 2001. This commitment was officially confirmed by a State representative in the presence of the Board of Directors. The success of this restructuring plan is essential to the continuation of the Group as a going concern, without which certain asset and liability values may prove inappropriate.

We have also performed the procedures required by law on the Group financial information given in the report of the Board of Directors, in accordance with professional standards applicable in France. Except for the impact of the aforementioned matters, we have no additional comments to make as to the fair presentation of this information nor as to its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine,
April 12, 2002

Independent Auditors

Amyot Exco
Member of Grant
Thomton International

Isabelle FAUVEL **Daniel KURKDJIAN**

Deloitte Touche Tohmatsu

Frédéric MOULIN **Jean-Paul PICARD**

Consolidated balance

AT 31 DECEMBER 2001, 2000 AND 1999

(in EUR millions)

ASSETS	Notes	2001	2000	1999
Intangible assets:				
Capitalized software costs		136	148	138
Less accumulated amortization		(118)	(107)	(91)
Other intangible assets		3	6	14
Less accumulated amortization		(3)	(3)	(9)
Total		**18**	**44**	**52**
Property:				
Land, buildings, improvements and machinery and equipment		543	646	809
Less accumulated depreciation		(403)	(461)	(581)
Net		**140**	**185**	**228**
Rental equipment		42	50	114
Less accumulated depreciation		(36)	(39)	(91)
Net		**6**	**11**	**23**
Total	**(6)**	**146**	**196**	**251**
Investments and other non-current assets:				
Goodwill (net amortization)	**(7)**	43	90	92
Investments	**(8)**	74	57	51
Other	**(9)**	172	215	170
Total		**289**	**362**	**313**
Deferred taxes	**(24)**	**29**	**74**	**138**
Inventories	**(10)**	**174**	**246**	**288**
Other current assets				
Trade receivables (less allowances for doubful accounts: 2001, 22M• ; 2000, 18M• ; 1999, 23M•)	**(11)**	538	720	804
Other receivables (less allowances for doubful accounts: 2001, 17M• ; 2000, 15M• ; 1999, 15M•)	**(12)**	156	172	189
Restricted cash	**(15)**	115	111	102
Marketable securities		64	103	192
Cash		169	90	154
Total		**1 042**	**1 196**	**1 441**
TOTAL ASSETS		**1 698**	**2 118**	**2 483**

See accompanying notes to consolidated financial statements.

(in EUR millions)

LIABILITIES AND STOCKHOLDERS' EQUITY	Notes	2001	2000	1999
Stockholders' equity				
Capital	**(13)**	340	340	331
Additional paid-in capital	**(13)**	37	37	17
Consolidated reserves		(292)	(49)	239
Accumulated comprehensive loss :				
foreign exchange conversions		10	1	(5)
Net income or loss		(253)	(243)	(288)
Total		**(158)**	**86**	**294**
Advance on capital		**-**	**-**	**48**
Minority interests	**(14)**	**-**	**7**	**6**
Market auction preferred stock issued by a consolidated subsidiary	**(15)**	**114**	**107**	**100**
Stockholder advance	**(16)**	**200**	**345**	**153**
Long term debt	**(17)**	**100**	**-**	**-**
Long term restructuring reserve	**(18)**	**14**	**19**	**29**
Provisions and other non-current liabilities	**(19)**	**165**	**176**	**200**
Deferred taxes	**(24)**	**1**	**10**	**8**
Current liabilities:				
Trade payables		473	574	645
Customers advances		27	43	61
Income taxes		19	15	13
Deferred income		7	9	9
Other accrued liabilities	**(19)**	436	466	475
Short term restructuring reserve	**(18)**	91	1	1
Current maturities of long term debt	**(16)**	153	51	252
Short term borrowings and notes payables		7	169	177
Bank overdrafts		49	40	12
Total		**1 262**	**1 368**	**1 645**
TOTAL LIABILITIES		**1 698**	**2 118**	**2 483**

Consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31

(in EUR millions)

	Notes	2001	2000	1999
Sales		806	1 381	1 740
Rental, services and other		1 738	1 863	2 029
Total revenue		**2 544**	**3 244**	**3 769**
Cost of revenue		(1 914)	(2 481)	(2 821)
Gross margin		**630**	**763**	**948**
Research and development		(123)	(160)	(186)
Selling		(408)	(506)	(562)
General and administrative		(198)	(200)	(217)
Income from operations		**(99)**	**(103)**	**(17)**
Interest expense		(51)	(63)	(55)
Interest income		14	21	17
Social Plan	**(18)**	(155)	-	-
Other income and expenses net	**(23)**	102	(15)	(234)
Income before corporate income tax and minority interests		**(189)**	**(160)**	**(289)**
Provision for corporate income taxes	**(24)**	(53)	(81)	(2)
Share of net income (loss) of equity affiliates and divested affiliates	**(25)**	(11)	1	(2)
Minority interests		-	(3)	5
Net income		**(253)**	**(243)**	**(288)**

Basic and fully diluted earning per share	(1,49)	(1,45)	(1,74)
Weighted average number of shares (in thousands)	170 199	167 892	165 388

See accompanying notes to consolidated financial statements.

Consolidated cashflow statement

For the years ended 31 December

(in EUR millions)

	2001	2000	1999
Cash and cash equivalents at 1st January	**193**	**346**	**202**
Net income / (loss)	(253)	(243)	(288)
Depreciation and amortization	123	121	155
Provision for restructuring plan			
Packard Bell provision	-	-	272
Deferred taxes	42	66	-
Net (gains) / losses on disposal of assets	(286)	(60)	(122)
Trade and other receivables	215	81	142
Inventories and work-in-progress	71	45	(1)
Trade and other payables, customer advances	(198)	(118)	48
Other	(30)	(26)	(36)
Total cashflow provided / (used) by operating activities	**(161)**	**(134)**	**170**
Expenditures for property	(47)	(64)	(80)
Increase in investments and other non-current assets	(41)	(75)	(90)
Proceeds from fixed assets disposals	360	141	158
Total cashflow provided / (used) by investment activities	**272**	**2**	**(12)**
Capital increase			
Advance contribution to capital increase	-	(48)	-
Net change in provisions for pension costs	19	(8)	(13)
Shareholder advance	100	-	-
Net change in long and medium term borrowings	(42)	(6)	(73)
Net change in take-up of short term credit lines	(154)	15	54
Total cashflow provided / (used) by financial activities	**(77)**	**(19)**	**(32)**
Impact of exchange rate fluctuations	**6**	**(2)**	**18**
Cash and cash equivalents at 31st December	**233**	**193**	**346**
ADDITIONAL INFORMATION			
Interest paid on borrowings	65	71	56
Corporate income tax paid	6	3	4

See accompanying notes to the consolidated financial statements

The amount of "cash and cash equivalents at 1st January and 31st December "includes the items "marketable securities" and "cash", as presented in the consolidated balance sheet.

The impact of transactions denominated in foreign currencies on each heading is determined in the local currency, then converted into euros at the average exchange rate for the year. Translation differences with respect to values recorded in the balance sheet and in the statement of income are recorded within "impact of exchange rate fluctuations", which thus groups together all the differences relating to the various headings.

Consolidated statements of stockholders' equity and comprehensive income

FOR THE YEARS ENDED DECEMBER 31

(in EUR millions)

	Common stock	Additional paid in capital	Consolidated reserves & net income	Accumulated other comprehensive income/(loss)	Total
Balance January 1, 1999	**252**	**96**	**239**	**(30)**	**557**
Capital increase	79	(79)	-	-	-
Net income for the period	-	-	(288)	-	(288)
Translation adjustment	-	-	-	25	25
Balance December 31, 1999	**331**	**17**	**(49)**	**(5)**	**294**
Capital increase	9	20	-	-	29
Net income for the period	-	-	(243)	-	(243)
Translation adjustment	-	-	-	6	6
Balance December 31, 2000	**340**	**37**	**(292)**	**1**	**86**
Net income for the period	-	-	(253)	-	(253)
Translation adjustment	-	-	-	9	9
Balance December 31, 2001	**340**	**37**	**(545)**	**10**	**(158)**

(in EUR millions)

COMPREHENSIVE INCOME/LOSS	**2001**	**2000**	**1999**
Net income	(253)	(243)	(288)
Other comprehensive income:			
Foreign currency translation adjustment	9	6	25
Comprehensive income/(loss)	**(244)**	**(237)**	**(263)**

See accompanying notes to consolidated financial statements

Notes to the consolidated financial statements

1 - ORGANIZATIONAL STRUCTURE

The consolidated financial statements of Groupe Bull include the financial statements of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2001, the common stock of Bull was held 16.3% by the French State, 16.9% by each of its industrial stockholders (France Télécom, Motorola and NEC), 5.3% by Dai Nippon Printing (DNP) and 27.7% by private investors and Bull employees.

This ownership structure, unchanged since the capital increase reserved for employees in June 2000, is the direct outcome of the privatization process transferring the French State's interest in Bull from the public to the private sector, which began in 1994 and was finally completed in April 1997.

2 - RESTRUCTURING PLAN AND SUBSEQUENT EVENTS

Groupe Bull reported a net loss of EUR 253 million in 2001 (net loss of EUR 243 million in 2000), resulting in negative consolidated net worth of EUR 158 million as of December 31, 2001.

Bull, the parent company, reported a net loss of EUR 253 million. At the end of 2001, Bull stockholders' equity stood at negative EUR 158 million for a common stock of EUR 340 million.

The Board of Directors meeting of March 14, 2002 approved the initial measures presented by Groupe Bull Executive Management enabling the rapid implementation of the restructuring plan, based on the simplification of the organizational structure, drastic cuts in overheads, including downsizing measures, a shake-up of the management teams and a return to close convergence between the different Groupe businesses. In addition, the outline of an industrial and strategic plan aimed at clarifying Bull's positioning, reinforce coherence among its activities, and to reaffirm its clear dettermination in the field of information technology was also presented to the Board.

A further cut in payroll costs of several tens of millions of euro each semester is necessary, in addition to those cuts already resulting from the redundancy plan implemented last year. This measure requires a further reduction in employee numbers of around 1,500, including the suppression of 1,100 jobs in France and 1,000 administrative and commercial jobs. The cost of this new restructuring plan, estimated at EUR 180 million, will be primarily financed from the proceeds of asset disposals completed or ongoing since the beginning of the year (sale of the Louveciennes site, sale of Steria stock received in consideration for the sale of non-French European IT services activities and sale of non-strategic equity investments) and disposals to be undertaken in 2002.

The Board examined the financial resources necessary to cover both operating losses before restructuring costs for the period and repayments on short-term debt. Given its heavily negative financial position, Bull is no longer in a position to raise further external financing. Under these circumstances, the French State agreed to grant an advance of a maximum amount of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 (see note n°17 "Stockholder's advance"). This advance will take the form of a stockholders' advance bearing interest at the market rate and repayable no later than 12 months following payment of the final installment, scheduled for the end of June 2002. This stockholders' advance is subject to approval by the European Commission, which launched an investigation at the beginning of April 2002 in order to satisfy itself that this advance is compatible with the terms of the European Community founding treaty regarding State aid.

This advance falls within the general framework of financing which Bull must seek from all its partners. It will enable Bull to continue to operate until the business fundamentals of the company have been restored, and provide it with the necessary scope to reshape its capital. The first stape of this process is that Bull must achieve breakeven in operating margin in the second half of 2002

Given the implementation of the restructuring plan in 2002 and the cash advance from the French State, Executive Management believes that the Groupe will have the necessary financial resources in 2002 to meet its operating requirements. Consequently, it has drawn up the consolidated financial statements and the financial statements of its subsidiaries on a going concern basis and has not changed the methods used to value assets (particularly deferred tax) and liabilities.

3 - CHANGES IN GROUP STRUCTURE AND PRO FORMA PRESENTATION

During fiscal year 2001, the main disposals were as follows:

- sale of Cara and Bull CP8 in the first quarter;
- the sale of PSI Data Systems Limited in India, effective the end of November;
- the sale to Steria, at the end of December, of IT services activities of recently created subsidiaries (excluding maintenance) in Germany, Belgium, Spain and the UK (certain IT services activities only), in addition to Groupe subsidiaries in Denmark, Norway, Sweden and Switzerland, in accordance with an agreement signed in August 2001.

These disposals had a combined impact on net sales for fiscal year 2001 of 25%. The impact on assets and liabilities is difficult to determine as the creation of subsidiaries for IT services activities in Germany, Belgium, Spain and the UK took place at different dates during the course of the year. It is not possible to draw up a balance sheet as of January 1, 2001, adjusted for the assets and liabilities attributable to services sold to Steria.

The income statement for the fiscal year 2001 is as follows:

	Actual audited	**Pro forma not audited**
Sales	806	707
Rental, services or other	1 738	1 209
REVENUE	**2 544**	**1 916**
Cost of revenue	(1 914)	(1 412)
GROSS MARGIN	**630**	**504**
Research and development	(123)	(123)
Selling	(408)	(330)
General and administrative	(198)	(168)
INCOME FROM OPERATIONS	**(99)**	**(117)**
Interest expense	(51)	(51)
Interest income	14	14
Restructuring reserve	(155)	(155)
Other income and expenses - net	102	102
INCOME BEFORE CORPORATE INCOME TAX AND MINORITY INTERESTS	**(189)**	**(207)**
Provision for corporate income taxes and deferred tax	(53)	(53)
Share of net income/(loss) of equity affiliates and companies sold	(11)	(1)
Minority interests	-	-
Impact of pro forma adjustments	-	8
NET INCOME/(LOSS)	**(253)**	**(253)**

4 - SALE AS OF DECEMBER 31, 2001 OF NON-FRENCH EUROPEAN IT SERVICEs ACTIVITIES TO STERIA

4.1 Heads of agreement and scope

Under the terms of the heads of agreement dated August 31, 2001, Bull agreed to the sale of its IT services activities in Germany, Belgium, Spain, Italy and the UK, together with its subsidiaries in Denmark, Norway, Sweden and Switzerland, to Groupe Steria SCA (hereinafter referred to as "Groupe Steria" or "Steria"). The activities sold exclude maintenance and infrastructure services activities in certain countries. The heads of agreement was completed by riders dated November 26 and December 19, 2001.

In order to facilitate the transfer of the Groupe Bull IT services activities to Steria, the activities falling within the scope of the heads of agreement and related riders were initially grouped within a French holding company, Bull Iota S.A. (hereinafter referred to as "Bull Iota"), with the exception of the service activities located in the UK, which were subject to specific transfer procedures.

Bull Iota, a subsidiary of the Groupe Bull parent company, Bull, was incorporated at the end of 2000 with a common stock of EUR 40,000. Prior to December 28, 2001, this holding company purchased the stock of the following companies, covered by the sales agreement between the two parties:

a) the stock of four companies created between July and September 2001 to house non-maintenance Integris services activities in Germany, Belgium (including Luxembourg), Spain and Italy;
b) the stock of a UK holding company holding a majority stake in Integris Limited, which on completion of the legal client contract novation procedure, will hold all Integris services activities in the UK;
c) the stock of four existing Groupe Bull companies in Denmark, Norway, Norway, Sweden and Switzerland.

In consideration for the transfer of Bull Iota stock to Groupe Steria, Bull received 902,516 new Steria shares issued via a reserved stock increase, with a total value of EUR 27.8 million. This reserved stock increase was approved by a Steria stockholders' meeting on December 28, 2001.

Under the terms of the rider dated December 19, 2001, the parties took due note of Steria's irrevocable commitment to sell the company Integris Italia SpA to Bull for a consideration of EUR 10 million, at Bull's request at any date between December 28, 2001 and January 15, 2002. This purchase option was exercised by Bull on January 4, 2002. Given the specific nature of this transaction, it was decided to retain this company in the Groupe Bull scope of consolidation as of December 31, 2001, given that Bull had never lost operating control over its Italian subsidiary. The sale of this company was recorded as of December 31, 2001 in the Bull parent company financial statements, in accordance with the legal texts applicable to the entities concerned.

4.2 Terms and conditions of the transfer of IT services activities in the UK

The transfer of Bull Information Systems Limited (hereinafter referred to as BISL) services activities in the UK to Integris Limited, a subsidiary of the holding company now controlled by Steria, is the subject of a number of specific agreements detailed in the rider to the heads of agreement signed by Bull and Steria on November 26, 2001 and in the Business Transfer Agreement (hereinafter referred to as the "BTA") signed on December 20, 2001 between BISL and Integris Limited. The specific nature of these agreements lies in the legal transfer procedures ("novation"), which require the express prior acceptance of the transfer by clients, without retroactive application. Acceptance requests were issued to clients at the end of November 2001.

The timetable for the transfer of BISL UK services activities to Integris Limited was drawn up as follows, taking account of the specific terms and conditions detailed above:

- On December 28, 2001, BISL transferred to Integris Limited the systems integration (SI) contracts for which transfer authorization had been formally received from clients at this date, and received in consideration Integris Limited stock with a value of EUR 3 million; identified assets and liabilities relating to these contracts totaled EUR 1.8 million. This stock, which represents the entire common stock of Integris Limited was immediately transferred, via Bull, to Bull Iota, control of which was transferred to Steria on the same day.
- On March 31, 2002, the remaining activities making up the SI and Managed Services (MS) businesses will be transferred to Integris Limited, provided client authorization has been received for contracts making up at least 75% of total 2002 revenue of these businesses. Where this minimum is not reached, Steria may either refuse the transfer, or accept it in the amount of those contracts for which MS clients have given their consent.

The BISL pension fund Retirement Plan and Management Plan (hereinafter referred to as "the Plans") will only be transferred to Integris Limited if and when the MS business is transferred in accordance with the terms and conditions described above by March 31, or May 31 at the latest. In this event, the Plans will be taken over by Integris Limited subject to the removal (within the period necessary for the creation of a new fund) from the BISL Plans of those commitments relating to BISL employees not involved in Integris activities and employees not transferred. In the event of the partial transfer of MS activities, the Plans will not be transferred and Integris Limited will bear all regulatory commitments in this matter by becoming the "participating employer" for a period terminating when the pension funds created by Steria or Integris Limited are approved by the UK Inland Revenue Service and the Government Actuaries Department.

The commitments included in the Plans or transferred to one or more new funds in respect of transferred employees, and the corresponding fund assets, shall be valued by independent expert appraisal during the first quarter of 2002.

Consideration for the transfer of IT services activities in the UK took the form of a single stock subscription warrant (hereinafter referred to as the '"UK stock subscription warrant"), attached to a share issued on December 28, 2001. The UK stock subscription warrant confers entitlement to subscribe, between June 15 and 30, 2002, for a number of shares, the exact amount of which will depend on the level of Bull IT services activities in the UK effectively transferred, subject to a maximum of 1,353,775 shares. The number of shares to which the UK stock subscription warrant confers entitlement shall be reduced in accordance with a formula taking into account a fraction of the turnover of the activities which could not be transferred and a fraction of the known under-provisioning of pension funds relating to these activities. A fraction of the under-provisioning of these funds shall be deducted from the number of shares to which the UK stock subscription warrant confers entitlement, subject to a minimum of EUR 9.7 million and a maximum of EUR 25.9 million. Finally, Bull undertakes to contribute beforehand a fixed amount of EUR 2.9 million to the pension funds. Failure to respect this commitment shall give rise to a deduction of an identical amount from the number of shares to which the UK stock subscription warrant confers entitlement.

The taxes and duties relating to this transaction have still to be determined and will depend on the value returns filed with the UK tax authorities. Steria will bear 50% of such costs up to a maximum of EUR 9 million, provided the turnover relating to contracts not transferred is less than 5%. Above this amount, all tax costs resulting from the transaction shall be borne by Bull.

4.3 Total transaction consideration

The consideration for the sale of non-French European IT services activities to Steria was initially determined based on the combined pro forma balance sheet as of June 30, 2001. Pursuant to the heads of agreement in late August 2001, this price was adjusted for amounts calculated as of September 30, 2001, based on the working capital requirements of each of the entities sold, working capital requirements as per the pro forma consolidated balance sheet, excluding the UK at each level, and net non-operating liabilities at consolidation level. A rider signed November 26, 2001 formalized the agreement between the parties regarding the sales consideration, before specific adjustments relating to the transfer of Integris activities in the UK.

On December 28, 2001, Steria issued 902,516 new shares for a total amount of EUR 27.8 million in consideration for the transfer of Bull Iota shares, generating a capital loss in Bull's accounts, before deduction of disposal costs, of EUR 10 million. These shares, which represent 5.9% of the common stock of Steria, were sold in full on March 8, 2002 under an underwriting agreement for EUR 29.0 million.

As indicated above, a single stock subscription warrant (the "UK stock subscription warrant"), confers entitlement to subscribe, between June 15 and 30, 2002, for a number of shares the exact amount of which will depend on the level of Bull IT services activities in the UK effectively transferred, subject to a maximum of 1,353,775 shares.

The total stock received in consideration for the activities transferred to Steria shall not exceed 12.9% of Steria common stock.

In addition, Bull also received a 2-year, interest-bearing debt on Bull Iota of EUR 11 million, and bonus stock subscription warrants conferring entitlement to 736,084 Groupe Steria shares, exercisable under the following conditions:

- 368,042 stock subscription warrants available for exercise during the period commencing the first day of the 24th month following their issue and terminating the last day of the 36th month following their issue, conferring entitlement to subscribe for one new share each at a unit price of EUR 50 (hereinafter referred to as "Tranche A"). The Tranche A stock subscription warrants may only be exercised where the weighted-average price of Steria shares reaches EUR 75 during any stock market session following the first day of the 24th month following their issue and this up to the last day of the 36th month following their issue, at which time all unexercised warrant shall lapse;
- 368,042 stock subscription warrants available for exercise during the period commencing the first day of the 37th month following their issue and terminating the last day of the 48th month following their issue, conferring entitlement to subscribe for one new share each at a unit price of EUR 50 (hereinafter referred to as "Tranche B"). The Tranche B stock subscription warrants may only be exercised where the weighted-average price of Steria shares reaches EUR 91.67 during any stock market session following the first day of the 37th month following their issue and this up to the last day of the 48th month following their issue, at which time all unexercised warrant shall lapse.

4.4 Subsequent events

As of March 31, 2002 the transfer of MS activities and the remaining IS activities in the UK was practically complete, and did not give rise to any adjustment to the stock subscription warrant.

As regards the under-provisioning of the pension funds and following expert appraisal, the parties decided to reduce the number of shares to which the stock subscription warrant confers entitlement by 230,845 to 1,122,930, representing a total of EUR 37.2 million at the Steria stock price in accordance with the transaction of March 8, 2002.

5 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements have been prepared in accordance with the provisions of French law. Groupe Bull accounting policies and methods are detailed in an accounting manual distributed to all Groupe companies. This manual, together with monitoring procedures, ensures the consistent application of policies and methods within the Groupe.

The Company's use of U.S. generally accepted accounting principles as a standards base was abandoned at the December 31, 2000 year-end, primarily for reasons of clarity of communication and due to the increasing complexity of retaining a dual standards base. This change did not have a material impact on the accounts. In effect, transactions potentially generating differences in accounting treatment under French and US GAAP are in the whole limited and their impact on the 2001 financial statements is minor.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements of subsidiaries over which Bull has exclusive control, directly or indirectly, have been fully consolidated.

Companies over which Groupe Bull exercises significant influence are accounted for by the equity method.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Groupe's foreign subsidiaries have been translated for consolidation purposes in accordance with CRC Regulation 99-02, paragraphs 320 et seq.

- Assets and liabilities, including accumulated depreciation, are translated at year-end rates of exchange.
- Income and expense items are translated at average monthly rates of exchange.

The Groupe share of gains and losses resulting from translation is recorded separately within stockholders' equity as "Foreign currency translation adjustments".

Where foreign currency borrowings are used to hedge exchange risks relating to the assets and liabilities of a foreign subsidiary, gains and losses arising are also reported under "Foreign currency translation adjustments".

Foreign currency liabilities and receivables are translated at the year-end rate of exchange and any realized or unrealized gains and losses arising are recorded as income for the year.

INTANGIBLE ASSETS

Intangible assets mainly include capitalized development costs for software products with identified markets which have reached a stage in their development at which there are no longer any major technical or commercial risks.

Capitalized development costs are amortized on a straight-line basis from the time of capitalization over the estimated useful life of the product, subject to a maximum of three years.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis. Buildings and improvements are depreciated over ten to forty years, machinery and equipment over four to ten years and rental equipment over five years. Capitalized microcomputers and terminals for internal use are depreciated over three years.

REPLACEMENT PARTS

Replacement parts for personal computers and all product references held in central warehouses in France are recorded in inventories. Inventory value is adjusted by provisions for over-statement, reflecting product life and physical obsolescence. Other spare parts included in "Rental equipment and fixed assets" are capitalized in the year of purchase and depreciated over five years.

GOODWILL

Goodwill represents the difference between the cost of the investment in a subsidiary and the fair value of the Groupe's equity in the underlying net assets at the date of acquisition. Goodwill also includes the difference between the cost of acquiring minority stockholders' interests in consolidated subsidiaries and the fair value of the net assets acquired, as determined for Groupe consolidation purposes, including any related translation adjustment.

Goodwill is amortized on a straight-line basis over a period not exceeding twenty years. The unamortized balance is reviewed periodically in the light of events which have occurred since the date on which it was originally recorded and, where necessary, a write-down is recorded in addition to the annual amortization charge, to reflect the decline in the fair value of the underlying net assets.

INVESTMENTS

This heading includes equity investments in non-consolidated subsidiaries. Allowances for impairment in value, based on the percentage interest in net worth, the stock market price and profitability and performance forecasts for the companies concerned, are recorded where appropriate. This estimated carrying value may therefore justify the retention in the financial statements of a net book value in excess of the percentage interest in net worth.

INVENTORIES

Inventories are stated at the lower of cost (principally on a FIFO basis) and market (estimated realizable) value. Standard material, labor and overhead costs of manufactured products are based on forecast activity levels and are adjusted to actual cost by applying manufacturing variances. Overheads not absorbed due to idle capacity are included in cost of revenue.

IMPAIRMENT OF FIXED ASSETS

SFAS 121 provides that where specific circumstances or events suggest that the carrying value of a fixed ("long-lived") asset will be less than future cash flows generated by this asset, or its disposal value where the intention is to dispose of the asset, an exceptional write-down ("impairment loss") should be recognized. The basis for the write-down is generally the discounted present value of expected future cash flows to be generated by the asset in question.

RESTRUCTURING RESERVES

Costs incurred under the reskilling program between 1997 and 1999 and under the new restructuring plan initiated at the start of 2001 are expensed when incurred in accordance with generally accepted accounting principles in France and the USA and, in particular, as detailed in EITF n° 94-3. This accounting treatment is also in accordance with CRC Regulation 2000-6, which the Groupe decided to adopt beginning from fiscal year 2000.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Groupe accounts for its commitments for pension plans and other post-retirement benefits in accordance with SFAS 87 and SFAS 106, respectively.

In 1998, the Groupe adopted SFAS 132, 'Employers disclosures about pensions and other post-retirement benefits', which revised the disclosures for pensions and other post-retirement benefits and standardized them into a combined format.

OTHER PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for long and short-term contingencies and losses, in addition to the provisions for pension plan and employee benefit commitments, mainly include:

- estimated costs of disputes, litigation and third-party or former employee claims;
- warranties granted to clients in respect of equipment sales or contracts;
- losses to completion where the forecast cost of the contract exceeds the contract revenue at the period-end.

REVENUE RECOGNITION

Groupe Bull sells and leases computer equipment and Provides information technology services services under various contractual arrangements.

Regular sales are recognized upon full execution, by Groupe Bull, of the terms of the contract, which generally coincides with delivery or acceptance. Sales contracts generally include a clause reserving title to the goods in countries where this is permitted by law.

Revenue from one-time charge licensed software is recognized upon execution of the license agreement and delivery of the software. Revenue from monthly software licenses is recognized as license fees accrue.

IT services are either of a recurring nature invoiced periodically or contracts with progress deliveries. Recurring contracts generally cover maintenance and outsourcing services while progress delivery contracts mainly involve systems integration activities. Revenue is recorded at the end of each invoice period in the first instance and on each progress delivery in the second.

As from January 1, 2002, progress delivery contracts partially completed at the year-end are to be recorded using the percentage completion method. The application of this method should not have a material impact on revenue or gross margin for the year.

Regular lease contracts are accounted for under the operating method and rentals under such leases are included in revenue as earned over the lease term. Related costs consist mainly of depreciation. Non-cancelable sales-type lease contracts, generally covering three to five years, are included in sales revenue at the present value of the minimum lease payments to be received. Cost of revenue includes the related equipment cost and a provision for estimated costs and expenses to be incurred over the lease term.

RESEARCH AND DEVELOPMENT

Research and development expenses are stated net of public and private funding receivable. Specific development contracts for the delivery of products or services are recorded in revenue and the corresponding costs are included in cost of revenue.

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Groupe's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are recorded at their year-end market value and a provision raised to cover unrealized capital losses.

CORPORATE INCOME TAXES

Corporate income taxes are recorded in the consolidated financial statements in accordance with the requirements of CRC Regulation 99-02, paragraphs 310 et seq. Under this standard, deferred tax charges or credits are recorded to reflect the tax effect of differences in the valuation of assets and liabilities between the consolidated financial statements and the accounts prepared for taxation purposes. A valuation allowance for deferred tax assets is recorded where there is a probability that all or part of these assets will not be recovered.

STOCK SUBSCRIPTION AND PURCHASE PLANS

Shares issued following the exercise of stock subscription options are recorded as an increase in common stock at the option strike price.

A provision is recorded in respect of shares purchased by the Groupe for allotment under stock purchase option plans, where the purchase price exceeds the option strike price.

Provisions are recorded to cover social security contributions payable in respect of stock subscription and purchase option plans, where exercise of the options seems probable.

EARNINGS PER SHARE

Earnings per share is presented in accordance with the requirements of SFAS 128. Basic earnings per share is calculated taking into account net income for the year and the weighted average number of shares in circulation during the period. For each period presented, basic and diluted earnings per share are identical because there were no material potentially dilutive items. Therefore, no reconciliation of basic and diluted earnings per share has been presented.

COMPREHENSIVE INCOME

In 1998, the Groupe adopted SFAS 130 "Reporting Comprehensive Income", which established new rules for the reporting and display of comprehensive income and its components. Adoption of this standard resulted in a change in disclosure requirements, but had no impact on the Groupe's net income or stockholders' equity. The Groupe has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Stockholders' Equity.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are presented in accordance with the requirements of SFAS 95. This statement analyzes changes in cash and cash equivalents, including bank and postal checking account balances, cash and short-term investments (generally less than three months).

For foreign subsidiaries, each item in the statement is determined in local currency and translated into euro at average exchange rates.

6 - PROPERTY

NATURE OF AND MOVEMENTS IN PROPERTY

(In EUR millions)

	Gross book value at 12/31/00	Additions	Disposals (*)	Translation differences	Gross book value at 12/31/01
Land	24	-	-	-	24
Buildings	204	4	(14)	1	195
Machinery and equipment	418	36	(131)	1	324
Rental equipment	50	14	(22)	-	42
Total	**696**	**54**	**(167)**	**2**	**585**

(*) including EUR 64 million relating to the sales of subsidiaries

DEPRECIATION AND RESERVES

(in EUR millions)

	Accumulated depreciation and reserves at 12/31/00	Additions	Disposals (*)	Translation differences	Accumulated depreciation and reserves at 12/31/01
Buildings	(134)	(7)	8	(1)	(134)
Machinery and equipment	(327)	(44)	104	(2)	(269)
Rental equipment	(39)	(6)	9	-	(36)
Total	**(500)**	**(57)**	**121**	**(3)**	**(439)**

(*) including EUR 38 million relating to the sales of subsidiaries

7 - GOODWILL (NET OF AMORTIZATION)

(in EUR millions)

	2001	2000	1999
Gross	139	183	165
Accumulated amortization	(96)	(93)	(73)
Net	**43**	**90**	**92**
Amortization of goodwill*	37	20	13

* *(see note 23, Other income and expenses - net)*

Goodwill (net) by entity is as follows :

(in EUR millions)

	2001	2000	1999
Bull HN Information Systems Inc. (USA)	18	22	25
Algar (Brazil)	12	23	26
Bull International N.V. (Netherlands)	9	11	13
Bull S.A. (France)	2	3	3
Osis Services (France)	-	6	-
Arcanet (Italy)	-	7	-
BCS (UK)	-	4	4
Cara Group Ltd (Ireland)	-	7	10
PPC Computers (Germany)	2	5	6
Bull MLD (France)	-	1	1
Compulink (France)	-	1	2
MCC (Austria)	-	-	1
Other	-	-	1
Total	**43**	**90**	**92**

7.1. Bull HN Information Systems Inc.

In 1991, Bull bought out Honeywell Inc. and NEC minority interests in Bull HN Information Systems Inc., generating goodwill on these acquisitions of EUR 79 million. EUR 38 million of this balance was allocated to the activities sold by Bull HN Information Systems Inc. to Wang Laboratories Inc. at the end of January 1995.

This balance has been amortized, from the outset, on a straight-line basis over a period of 15 years. Amortization charged in 2001 totaled EUR 3.9 million.

7.2. Algar Bull

In April 1999, Bull purchased the stock held by the Algar Group in its South American subsidiaries (Argentina, Brazil, Chile and Uruguay).

Purchased for EUR 33 million, this transaction generated goodwill of EUR 28 million, which is being amortized over 7 years. Amortization charged in 2001 totaled EUR 11.1 million and included an exceptional charge in the amount of EUR 7 million to take account of the income generated by this subsidiary over the last two years and the uncertain economic future of the South American market.

7.3. Bull International N.V. and Bull S.A.

In 1987, net goodwill in the amount of EUR 43 million was recorded in connection with the recognition in the books of Bull of a liability of USD 80 million in respect of the purchase of Bull HN Information Systems Inc.'s interest in Bull S.A. and Bull International N.V. This goodwill is being amortized on a straight-line basis over a period of 20 years. The annual amortization charge is EUR 2.2 million. Accumulated amortization as of December 31, 2001 amounted to EUR 31 million.

7.4. PPC Computers GmbH

The acquisition of this German company at the end of 1999 generated goodwill of EUR 6 million, which is being amortized over 5 years. Amortization charged in 2001 totaled EUR 3 million and included an exceptional charge in the amount of EUR 1.7 million following a drop in the value of this company due to 2001 losses.

7.5. Goodwill write-off

Following the losses recorded this year by Osis Services, Arcanet, Bull MLD and Compulink, the goodwill recorded in respect of these companies was written-off in full. This accelerated amortization had an impact of EUR 11 million on the 2001 net loss.

7.6 Other goodwill

As of January 1, 2001, unamortized goodwill in respect of the UK company BCS and the Irish group Cara totaled EUR 11 million (EUR 4 million and EUR 7 million respectively).

As these companies were sold outside of the Groupe, the goodwill was written-off in full against the proceeds from the sale of these entities.

8 - INVESTMENTS

(in EUR millions)

	2001	2000	1999
Equity investments at net book value	7	11	13
Other investments at net book value	41	25	22
Stock loans	6	-	-
Loans and advances	20	21	16
Total	**74**	**57**	**51**

- **Equity investments**: The Groupe's share in the net income/(loss) of companies accounted for by the equity method is included in the consolidated statement of income under the heading "Share of net income/(loss) of equity affiliates".
- **Other investments**: the increase in "Other investments at net book value" in fiscal year 2001 mainly break down as follows:
  - Acquisition of Steria stock (EUR 27.8 million) in consideration of the sale of Integris IT services activities in Europe.
  - Removal of Cardsoft stock, valued at EUR 2.9 mil-

lion, as part of the sale of CP8.

- Recording of impairment provisions against NEC Computers International BV (EUR 5 million), Ci@olab (EUR 2.3 million) and Nipson International (EUR 1.6 million) stock.

- **Stock loan**: this loan was granted on the creation of the Groupe Corporate Savings Scheme in June 2000 (see Note 27: Stock Compensation Plans). The stock acquired by Bull was loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount.

  At the end of December 2001, a provision was recorded in respect of this loan in the amount of EUR 32 million to take account of the drop in the Bull stock price.

- **Loans and advances**: these primarily relate to receivables from companies accounted for by the equity method and certain minority investments. The main changes in 2001 involve a EUR 11 million loan granted by Bull to Steria as part of the agreements for the sale of IT Services activities in Europe and, following the bankruptcy of Xeilon, the recording of a EUR 9 million provision in respect of the loan granted to this company upon the acquisition of Nipson.

9 - OTHER NON-CURRENT ASSETS

(in EUR millions)

	2001	2000	1999
Trade receivables due beyond one year	16	49	21
Advance payments to pension funds*	156	166	149
Total	**172**	**215**	**170**

* *(see Note 25 - Post-retirement benefits)*

The weighted average rate of interest received on trade receivables due beyond one year was 6.4% in 2001, 8.0% in 2000, and 5.4% in 1999.

10 - INVENTORIES

(in EUR millions)

	2001	2000	1999
Finished products	99	155	177
Work-in-progress, raw materials and supplies	46	58	84
Spare parts	85	96	103
Allowance for slow-moving inventories	(56)	(63)	(76)
Total	**174**	**246**	**288**

In 1997, Bull progressively began adapting its accounting treatment of spare parts to reflect changes in its activities. These changes involved the globalization of spare part flows and a reduction in unit values and led the Groupe to view spare parts as inventory items and not property. This process was launched in 1997 with the transfer of micro-computer hardware spare parts and continued in 1998 (transfer of Unix parts), in 1999 with the transfer of parts held at French central warehouses and in 2000 with the transfer of parts held in other geographical sectors in Europe.

11 - Receivables

Equipment leases

Non-cancellable, medium-term sales-type leases, recorded at discounted present value of future minimum rentals receivable, are not material. In general, equipment leases are entered into for an initial period of one to two years during which they cannot be canceled.

Sale of trade receivables

The sale of French sales network trade receivables through securitization was stopped in May 1998 and replaced by the sale of receivables without recourse. Sales of trade receivables without recourse were also performed in other European countries.

In France, the entire sales program enabled the realization of EUR 114 million of receivables at the end of December 2001. In 1999 and 2000, part of this program enabled the realization of EUR 114 million and EUR 152 million of receivables, respectively. Sales of trade receivables without recourse in other European countries amounted to EUR 13 million in December 2001, compared to EUR 98 million in December 2000 and EUR 103 million in December 1999.

Sales of Bull S.A. tax credit and VAT receivables under the program set up with the Crédit Lyonnais bank in 2000, amounted to EUR 8 million at the end of December 2001 compared to EUR 12 million at the end of December 2000.

12 - OTHER RECEIVABLES

Other receivables break down as follows:

(in EUR millions)

	2001	2000	1999
R&D financing receivables	18	24	23
Supplier advances	10	12	15
Employee-related receivables	4	5	4
Other operating receivables	78	68	82
Prepayments	46	63	65
Total	**156**	**172**	**189**

13 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2001, Bull common stock comprised 170,198,889 shares with a par value of EUR 2 each.

Changes in common stock and additional paid-in capital during the past three years are described below.

2001

No common stock increase or decrease operations were performed during 2001

2000

On February 10, 2000, the Board of Directors voted to increase the common stock by issuing 4,717,237 new shares at a subscription price of EUR 6.39, with subscription reserved for employees of the main Groupe companies under the Group Savings Scheme.

The common stock increase was subscribed to in full by the end of the subscription period and Bull stockholders' equity was increased by EUR 9.4 million common stock and EUR 20.7 million additional paid-in capital. Direct costs (EUR 1.8 million) relating to this common stock issue were deducted from additional paid-in capital.

1999

On May 20, 1999, the Board of Directors voted to translate the share capital of the company into euro and increase the par value of each share from FRF 10 (EUR 1.52) to EUR 2. They therefore approved an increase in the common stock of EUR 78,570,605.79 by capitalization of additional paid-in capital. The common stock was on the same day increased by 247,210 shares with a par value of EUR 2 each, after subscription by employees to the Group Savings Scheme (see note 25: Stock compensation plans).

The shares were issued at a price of EUR 6.98 and the difference between the subscription price and the par value, net of stock issue costs, was taken to additional paid-in capital (EUR 862,000).

14 - MINORITY INTERESTS

Minority interests at December 31, 2001 primarily relate to BSGL until its disposal in March 2001, Bull Finance, Osis Services, and Bretagne Services Informatiques et Intégration de Systèmes (BS2I) before its full acquisition in September 2001.

15 - MARKET AUCTION PREFERRED STOCK ISSUED BY A CONSOLIDATED SUBSIDIARY

In the fourth quarter of 1992, Bull Data Systems Inc. formed a wholly-owned finance subsidiary, Bull Finance Corporation (BFC), with a capital of USD 406 million of which USD 50 million was paid up in cash. The balance was covered by two notes issued by Bull HN Information Systems Inc. and Zenith Data Systems Corp. for USD 150 million and USD 206 million, respectively.

On December 30, 1992, BFC market auction preferred stock with a total value of USD 100 million was issued to private US investors. Holders of this stock are entitled to a cumulative, preferred dividend which is set periodically during the year at private auctions. Dividends of USD 3.5 million were paid in 2001 against USD 4.5 million in 2000 and USD 4.3 million in 1999. These dividends are recorded within interest expense in the consolidated statement of income.

The market auction preferred stock is subject to covenants requiring BFC to maintain qualifying current assets in excess of a specified value. Qualifying current assets are defined as cash, marketable securities and receivables designated by professional appraisers as meeting established credit risk criteria.

At the time of issue of the market auction preferred stock, an agreement was signed with the private investors setting out the terms and conditions applicable to the control and execution of dividend payments.

In August 1993, BFC began purchasing receivables meeting these credit risk criteria from Bull HN Information Systems Inc. and Zenith Data Systems Corp., which were also subsidiaries of Bull Data Systems Inc. Following the sale of Zenith in 1996, the USD 206 million receivable from ZDS Corp. was transferred back to Bull Data Systems Inc.

An agreement defines dividend payment terms and conditions for private investors.

Since December 1996, the purchasing of receivables has ceased. BFC maintains sufficient assets to satisfy the required conditions, that is EUR 115 million recorded in "Marketable securities."

16 - LONG-TERM DEBT

(in EUR millions)

As of December 31,	2001		2000		1999	
	Due beyond 1 year	Due within 1 year	Due beyond 1 year	Due within 1 year	Due beyond 1 year	Due within 1 year
MATURITY ANALYSIS						
• Bonds, notes and debentures	192	91	277	-	91	-
• Bank loans	8	23	25	18	32	35
• Private placements	-	39	39	31	29	214
• Lease finance	-	-	4	2	1	3
Total	**200**	**153**	**345**	**51**	**153**	**252**
ANALYSIS BY CURRENCY						
• Euro	200	114	303	18	124	18
• US dollar	-	-	-	-	-	18
• Japanese yen	-	39	39	31	29	214
• Other	-	-	3	2	-	2
Total	**200**	**153**	**345**	**51**	**153**	**252**

MATURITIES OF LONG-TERME DEBT AS OF DEC. 31, 2001

2002	153
2003	5
2004	2
2005	192
2006 and beyond	1
Total	**353**

BONDS, NOTES AND DEBENTURE

In July 1997, Bull issued a 5-year debenture loan in the amount of EUR 91 million, bearing interest at an annual rate of 5.25%.

In May 2000, Bull issued bonds convertible and/or exchangeable for stock in the amount of EUR 181 million, maturing January 1, 2005. The issue price was set at EUR 15.75 and the actuarial interest rate at 5.5% per annum. The coupon rate is 2.25% and the exchange parity one for one. Issue premiums and expenses are amortized over the term of the loan.

BANK LOANS

Bank loans comprise a number of loans taken out primarily by Bull Italia S.p.A. maturing between 2002 and 2008.

PRIVATE PLACEMENTS

Three private placements were entered into in 1996 with foreign investors to secure loans with a total value of JPY 57.3 billion over terms of 3, 4 and 5 years. JPY 15.4 billion was repaid on maturity in June 2000 and JPY 9.3 billion in December 2000. Taking into account repayments already made in 1998, 1999 and 2000, loans outstandings at the end of December 2000 of JPY 3 billion, were repaid in full as of March 31, 2001.

In March 2000, Bull issued a further private placement in the amount of JPY 4 billion, repayable over terms of 3 years and 3 years 6 months. The contract provides for early repayment, at the initial request of investors, as soon as consolidated permanent capital crosses a certain threshold. As these conditions are met at the time of publication of the audited consolidated financial statements for fiscal year 2001, investors will have a period of 30 days to request partial or total repayment of the loans granted, which totaled EUR 39 million as of December 31, 2001.

CAPITAL LEASE

Following the sale of the Massy real estate, the associated capital lease was repaid in 1999 for an amount of close to EUR 5 million.

17 - STOCKHOLDER'S ADVANCE

At the end of December 2001, Bull received a EUR 100 million cash advance from the French State, which, under the terms of the restructuring plan presented by Executive Management to the Board of Director on March 14, 2002, will be supplemented by a further advance of up to EUR 350 million (see Note 2 Restructuring plan and subsequent events).

Failing the capitalization of the total amount of advances within Bull common stock, as part of a common stock increase to which the French State could subscribe up to its entitlement, and in which the other main Bull stockholders could participate, the amount of advances not capitalized will be repaid to the French State, in a single payment, no later than 12 months following the payment of the final installment scheduled for the end of June 2002.

These advances will bear interest at the market rate from the date funds are made available to the date of their repayment or capitalization in Bull common stock. This interest, where paid in cash, will fall due on the date of repayment of the advances.

18 - RESTRUCTURING RESERVES

Movements on restructuring reserves between the end of December 1998 and the end of December 2001 were as follows:

(in EUR millions)

	Programs prior to 2001	2001 redundancy program	total
Balance as of December 31, 1998	**45**	**-**	**45**
1999 Consumption	(15)	-	(15)
Balance as of December 31, 1999	**30**	**-**	**30**
2000 Consumption	(10)	-	(10)
Balance as of December 31, 2000	**20**	**-**	**20**
2001 Charge	-	155	155
2001 Consumption	(6)	(64)	(70)
Balance of December 31, 2001	**14**	**91**	**105**

Programs prior to fiscal year 2001

The residual balance of EUR 14 million as of December 31, 2001 relates primarily to firm commitments granted to former employees and social security organizations pursuant to Bull S.A. redundancy programs, payable over the period to 2004.

2001 Redundancy program

At the start of 2001, a restructuring plan aimed at reducing employee numbers by 1,800 and returning the Groupe to operating profitability was launched in France and abroad. The cost of this plan was estimated at EUR 155 million.

Considering expenses incurred at the period-end, the reserve balance in respect of the 2001 redundancy program at the end of December 2001 is EUR 91 million.

19 - OTHER ACCRUED LIABILITIES AND PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The distinction between "Other accrued liabilities" and "Provisions and other non-current liabilities" reflects the timing of the liability or risk involved.

Other accrued liabilities

(in EUR millions)

	2001	2000	1999
Taxes other than income	26	17	22
Payroll	48	66	83
Other personnel costs	79	107	112
Interest	8	6	8
Purchase invoice accruals and other items	275	270	250
Total	**436**	**466**	**475**

Provisions and other non-current liabilities

(in EUR millions)

	2001	2000	1999
Taxes other than income	-	2	2
Defined benefit pension plans	77	84	93
Other pension plans	34	35	37
Other personnel costs	36	42	56
Other items	18	13	12
Total	**165**	**176**	**200**

"Other personnel costs" consist primarily of amounts due to social security organizations.

20 - COMMERCIAL PAPER

Bull's commercial paper program continued until May 28, 2001. The last repayment was completed on August 28, 2001. At the end of 2000, the amount outstanding totaled EUR 88 million compared to EUR 147 million at the end of 1999. The paper bore interest at rates ranging from 4.76% to 5.30% in 2001 (compared to 3.29% to 5.19% in 2000 and 3.29% to 3.63% in 1999), with maturities ranging from one to three months. The balance is recorded within short-term borrowings.

21 - FINANCIAL INSTRUMENT RELATED RISK MANAGEMENT

Currency risk

Groupe Bull is exposed to currency risks on transactions denominated in foreign currency and as a result of the financial importance of its subsidiaries.

These treasury transactions are coordinated by the Groupe Treasury Department and governed by specific authorization and internal control procedures.

The Groupe uses hedging instruments to reduce its exposure to currency risks: outright spot and forward purchases and sales of foreign currency, and trading swaps.

Hedging transactions are entered into with respect to the Groupe's net overall position (all entities taken together). Currency risk exposure arises as a result of the Groupe's trading and financial foreign exchange position.

Currency risk exposure in respect of the trading foreign exchange position:

- This risk arises as a result of the difference (in each currency) between purchases (raw material and component purchases) and sales (sales to purely commercial subsidiaries, etc.) and is recognized at the invoicing stage.
- It should be noted that, as an exception to the rule, the trading foreign exchange position of the BILS entity of Bull S.A. is recognized on a budgetary basis (forecast net USD purchase flows).

Currency risk exposure in respect of the financial foreign exchange position:

- All entities holding loans/borrowings and/or financial instruments denominated in a currency other than their operating currency have a financial foreign exchange position. This concerns the Groupe Bull holding companies and, in particular, Bull.
- All internal structural loans/borrowings, with no fixed maturity, between entities with the euro as their operating currency (principally Bull) and entities with another operating currency, are excluded from this position.

Groupe exposure to currency risks after hedging of the foreign exchange position (trading and financial position) is as follows (the amounts in parentheses correspond to net liabilities in foreign currencies):

CURRENCY RISKS AS OF DECEMBER 31, 2001
(in EUR millions)

	USD	GBP	JPY	Other currencies
Balance sheet items:				
Exposure	(49)	20	(35)	4
Forward foreign exchange contracts	44	(8)	35	-
Net	**(5)**	**12**	**-**	**4**

CURRENCY RISK AS OF DECEMBER 31, 2000
(in EUR millions)

	USD	GBP	JPY	Other currencies
Balance sheet items:				
Exposure	(14)	62	(65)	16
Forward foreign exchange contracts	11	(49)	64	2
Net	**(3)**	**13**	**(1)**	**18**

CURRENCY RISK AS OF DECEMBER 31, 1999
(in EUR millions)

	USD	GBP	JPY	Other currencies
Balance sheet items:				
Exposure	(99)	23	(275)	4
Forward foreign exchange contracts	98	-	272	(8)
Net	**(1)**	**23**	**(3)**	**(4)**

Currency risk with respect to Asian countries is not material given the Groupe's low exposure to these currencies.

Interest rate risk

The Groupe is also exposed to interest rate risks due to a debt structure which includes floating or negotiable rates.

In order to reduce its exposure to interest rate risks, the Groupe uses interest rate swaps, purchases Future Rate Agreements (FRAs), generally with a maturity of less than 1 year and uses collars.

(in EUR millions)

Balance sheet	2001	2000	1999
Fixed rate:			
• Financial assets	-	-	-
• Financial liabilities	(333)	(407)	(354)
Total	**(333)**	**(407)**	**(354)**
Floating rate:			
• Financial assets	179	214	294
• Financial liabilities	(76)	(197)	(242)
Total	**103**	**17**	**52**
Total	**(230)**	**(390)**	**(302)**

A number of hedging instruments (floating rate/fixed rate swaps) are recorded off-balance sheet.

(in EUR millions)

Off-balance sheet	2001	2000	1999
Interest rate swaps -floating / fixed	-	2	-
Collars - purchases	-	-	91
FRAs - purchases	-	-	-

All exchange and interest rate hedges are arranged by Groupe Finance Management.

The sole purpose of the currency and interest rate hedging transactions is to reduce Groupe Bull's overall exposure to currency and interest rate risks arising in the normal course of business. The impact of these instruments is therefore limited to reducing these risks.

Due to the nature of the hedging instruments used and the careful selection of first-class counterparties, liquidity and counterparty risks are extremely limited.

22 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single customer represents over 10% of total trade receivables.

As of December 31, 1999, Groupe exposure to Packard Bell NEC, net of provisions recorded against Packard Bell NEC Inc. investments (see note 8: Investments and Note 23: Other income and expenses (net)) was zero. Conversely, Bull exposure to NEC Computers International BV was as follows:

- Associated companies: 4.44% of the common stock with a value of EUR 17 million recorded in assets
- Commercial payables, net of receivables, of EUR 39 million recorded in liabilities

As of December 31, 2001, net of a provision for the impairment of stock recorded in the amount of EUR 5 million (see note 8: Investments), exposure to NEC Computers International BV stock dropped to EUR 12 million (compared to EUR 17 million as of December 31, 2000), while exposure to commercial payables, net of receivables, was EUR 12 million recorded in liabilities (compared to EUR 30 million recorded in liabilities as of December 31, 2000).

In addition, commercial receivable and payable offset agreements were entered into by certain Bull and Packard Bell NEC Inc. subsidiaries in the USA, pursuant to the cessation by this latter of activities. These agreements took full legal effect in the second half of 2000 and did not have a material impact on Groupe net inco me.

23 - OTHER INCOME AND EXPENSES (NET)

(in EUR millions)

	2001	2000	1999
Exchange gains / (losses)	(3)	(4)	(3)
Net gains on the disposal of assets	293	60	91
Provision for impairment of Packard Bell NEC Inc.	-	-	(272)
Provisions for investments	(33)	(16)	-
Amortization of goodwill	(37)	(20)	(13)
Adjustments to UK pension plans	(46)	-	-
Costs of separating IT Services activities	(17)	-	-
Other	(55)	(35)	(37)
Total	**102**	**(15)**	**(234)**

2001

Other income and expenses (net) primarily include:

- Net gains on the disposal of assets (EUR 293 million) including:
  - capital gains on the sale of CP8 (EUR 287 million), PSI in India (EUR 10 million) and Cara in Ireland (EUR 8 million);

- capital loss of EUR 10 million on the sale of European IT services activities to Steria;
- capital gain of EUR 6 million on the sale of a building in Germany;
- capital loss of EUR 6 million relating to the write-off of software following a realignment of the internal information system.

• Investment impairment provisions of EUR 33 million including:
- an additional charge to impairment provisions against Bull stock purchased pursuant to the Groupe Savings Scheme launched in June 2000
- impairment provisions in respect of NEC Computers International BV (EUR 5 million), Ci@olab (EUR 2 million) and Nipson (EUR 2 million) in addition to a loan granted to Nipson (EUR 9 million)

• Other expenses in the amount of EUR 55 million including:
- EUR 7 million following tax reassessments in progress
- EUR 23 million following the discontinuation of various activities (adjustments to asset values, purchase commitments, premises occupation plans, liquidation of activities, etc.),
- EUR 16 million relating to financial disputes.

2000

Other income and expenses (net) breaks down as follows:

• gains on asset disposals and notably on the sale of automated teller machine activities to Diebold (EUR 30 million), and industrial activity in Europe to ACT (EUR 33 million).

• other expenses including EUR 14.5 million of impairment provisions against Bull stock purchased pursuant to the Group Savings Scheme launched in June 2000 and loaned to the bank responsible for managing the scheme (see Note 8: Investments and note 27: Stock compensation plans) and EUR 10.5 million of Bull CP8 employee profit-sharing.

1999

Other income and expenses (net) primarily include:

• gains on asset disposals, including:
- EUR 38 million on the transfer of Bull's electronic payment terminals activities to Ingenico in June 1999, with retroactive effect from January 1, 1999. Bull received a 29.76% interest in the common stock of Ingenico in consideration for this transfer.
- EUR 37 million in December 1999 on the sale of the Ingenico stock received in June 1999.
- EUR 7 million on the sale of 90% of the Groupe's interest in Nipson International.
- EUR 7 million on the sale of the Massy real-estate real estate.
- EUR 3 million on the sale of GIDS stock.

• a provision for impairment of Packard Bell NEC Inc. investments (preferred stock, convertible bonds and loans) held by Groupe Bull via Bull SA and Bull Data Systems Inc.

• the line "Other" includes a charge of EUR 22 million concerning an adjustment to the retirement benefits provisions in respect of Angers employees.

24 - CORPORATE INCOME TAX

Groupe Bull is liable to various corporate income taxes based on legislation existing in the countries in which it operates.

The corporate income tax charge consists of the following:

(in EUR millions)

	2001	2000	1999
Corporate income tax charge (credit)	11	15	4
Deferred tax change (credit)	42	66	(2)
Corporate income tax charge (credit)	**53**	**81**	**2**

Deferred tax assets and liabilities as of December 31 are summarized as follows:

(in EUR millions)

	2001	2000	1999
Tax impact of:			
Losses carried forward	759	669	669
Temporary differences	67	73	225
Gross deferred tax assets	826	742	894
Valuation allowance	(797)	(668)	(756)
Net deferred tax assets	**29**	**74**	**138**
Deferred tax liabilities	**1**	**10**	**8**

A valuation allowance has been recorded to reduce the gross value of deferred tax assets to their expected realizable value over the coming two years.

In 1999, taxable income forecasts for the coming two to three years were stable and justified the retention of the EUR 138 million deferred tax asset balance.

Less optimistic forecasts at the end of fiscal year 2000 led to a reduction in this balance to EUR 74 million. Forecast results in the strategic plan for fiscal years 2001 to 2003 justifying the recognition of the deferred tax balance, primarily consist of capital gains on disposals.

In 2001, deferred tax assets dropped by EUR 45 million following the sale of Bull CP8 which included a deferred tax asset in this amount. As of December 31, 2001, deferred tax assets, thereby reduced to EUR 29 million, were maintained in the balance sheet in anticipation of a return to profits from fiscal year 2003, made possible by the measures implemented as part of the 2002 restructuring plan.

The effective tax rate varies from statutory rates primarily due to utilization of tax loss carryforwards and recognition of deferred tax assets.

At December 31, 2001, Groupe Bull had total estimated loss carryforwards available for offset against future taxable income of EUR 1,846 million. This balance includes losses of EUR 514 million which can be carried forward indefinitely and the following amounts which expire, if not utilized, in the year indicated: EUR 57 million in 2002, EUR 87 million in 2003, EUR 1,118 million in 2004 and beyond. The amount shown for 2004 and beyond includes EUR 79 million available for off-set against future long-term capital gains.

Certain Groupe companies, primarily French companies, are currently undergoing tax audits covering the years 1998, 1999 and 2000. Revised assessments received have been taken into account at the end of 2001.

25 - SHARE OF NET INCOME/(LOSS) OF EQUITY AFFILIATES AND DISCONTINUED OPERATIONS

The share of net income/(loss) of equity affiliates and discontinued operations mainly comprises the 2001 first quarter loss reported by the sub-group, Bull CP8, sold to the Schlumberger group (EUR 10 million) and removed from the scope of consolidation as of January 1, 2001.

26 - POST-RETIREMENT BENEFITS

Groupe Bull offers various post-retirement benefits to its employees, including defined benefit pension plans in the US and Western Europe, and a US plan for post-retirement care health benefits.

Defined Benefit Pension Plans

The characteristics of these plans (benefits provided, funding and asset investment policy) vary according to the laws and regulations applicable in each country.

Most of the Bull HN US-based employees are covered by defined benefit retirement plans. The benefits are coordinated with Social Security and are based on years of service and each covered employee's average salary. Effective December 31, 1994, the Bull HN pension plan was amended to freeze the benefits payable under the plan to the level of benefits earned by participants up to December 31, 1994. Bull HN's funding policy is to accumulate plan assets which, over time, will approximate the present value of the projected benefit obligation.

Outside the United States, the Groupe companies, located primarily in Western Europe, sponsor defined benefit plans or make payments upon retirement which are comparable to those made under defined benefit plans.

Other Post-retirement Benefits

Bull HN Information Systems Inc. and some of its subsidiaries provide care health benefits to employees who have taken early retirement, up to the date on which they reach normal retirement age.

Effective January 1, 1995, Bull HN amended its post-retirement medical plan to exclude all employees who did not meet the early retirement eligibility criteria as of December 31, 1994. As a result of this amendment, the amortization period for the transition obligation was reduced from 20 years to 5 years, which has become the average future benefit period of the remaining plan participants.

Summarized information on the Groupe's post-retirement plans:

(in EUR millions)

	Pension Benefits			Other Post-retirement Benefits		
	2001	2000	1999	2001	2000	1999
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	1 195	1 177	1 035	10	13	14
Service cost	19	21	17	-	-	-
Interest cost	77	80	69	1	1	1
Participants' contributions	5	5	5	-	-	-
Actuarial loss (gain)	37	(56)	(13)	(1)	(1)	-
Acquisitions (divestitures)	(38)	(5)	4	-	-	-
Foreign currency translation	41	41	121	-	-	2
Benefit payments	(66)	(68)	(61)	(3)	(3)	(4)
Benefit obligation at end of year	**1 270**	**1 195**	**1 177**	**7**	**10**	**13**
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	1 364	1 256	1 025	-	-	-
Actual return on plan assets	(35)	104	128	-	-	-
Employer contributions	18	16	14	3	3	4
Participants' contributions	5	5	5	-	-	-
Acquisitions (diversitures)	(33)	(3)	5	-	-	-
Foreign currency translation	53	54	140	-	-	-
Benefit payments	(66)	(68)	(61)	(3)	(3)	(4)
Fair value of plan assets at end of year	**1 306**	**1 364**	**1 256**	**-**	**-**	**-**
FUNDED STATUS						
Funded status at end of year	36	169	79	(7)	(10)	(13)
Unrecognized net actuarial (gains) losses	19	(99)	(25)	(4)	(5)	(5)
Unrecognized transition liability (asset)	(4)	(3)	(5)	-	-	1
Unrecognized prior service cost	6	8	7	-	-	-
Net amount recognized in balance sheet	**57**	**75**	**56**	**(11)**	**(15)**	**(17)**
Prepaid benefit cost	153	166	149	-	-	-
Accrued benefit cost	(96)	(91)	(93)	(11)	(15)	(17)
Net asset (liability) recognized	**57**	**75**	**56**	**(11)**	**(15)**	**(17)**

The assumptions used in the measurement of the benefit obligations reflect the situation in each country and are summarized in the following table:

(percentage)	Pension Benefits			Other Post-retirement Benefits		
	2001	2000	1999	2001	2000	1999
Discount rate	5,75-7,25	5,25-7,50	5,25-7,50	7,25	7,50	7,50
Expected return on plan assets	5,00-8,00	6,00-9,25	6,00-9,50	N/A	N/A	N/A
Rate of compensation increase	1,00-3,90	1,00-5,00	1,00-5,00	N/A	N/A	N/A

Net periodic benefit costs include the following components:

(in EUR millions)

	Pension Benefits			Other Post-retirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	19	21	17	-	-	-
Interest cost	77	80	69	1	1	1
Expected return on plan assets	(92)	(93)	(93)	-	-	-
Amortization of transition obligation	-	1	1	-	1	3
Amortization of prior service cost (credit)	1	1	1	-	-	-
Amortization of net (gains) losses	-	-	(1)	(2)	(2)	(3)
Loss on reduction in value	47	-	-	-	-	-
Net periodic benefit cost (credit)	**52**	**10**	**(6)**	**(1)**	**-**	**1**

At the end of 2000, assets in the amount of EUR 31.2 million were recorded in respect of UK pension plans. The significant decrease in the value of pension plan assets and the proposed transfer of these plans to Steria, upon payment of a contribution by Bull the amount of which has yet to be determined, resulted in the reversal of all recorded asset amounts and the recording of an additional provision in the amount of EUR 15.2 million in respect of the contribution payable by Bull.

Pursuant to the agreement with Steria, Bull's contribution will be based on a valuation of the UK pension plans performed by two independent actuaries appointed by each party. These valuations began at the end of February 2002. Where the actuaries agree on a valuation their conclusions will be submitted to both parties, however in the event of disagreement, a third expert will be appointed to compare the two opinions. Bull's contribution will be determined based on the estimated shortfall of fund assets compared with the valuation of employee member vested rights.

Defined Contribution Pension Plans

The pension cost under defined contribution plans set up by Groupe Bull companies was EUR 34 million in 2001 (as compared to EUR 35 million in 2000 and EUR 37 million in 1999).

In addition, subsidiaries in certain countries provide for contract termination allowances, in accordance with local legislation. These allowances are shown in the consolidated balance sheet under the heading "Provisions and other non-current liabilities" in an amount of EUR 21 million in 2001 (as compared to EUR 25 million in 2000 and EUR 36 million in 1999).

27 - REMUNERATION OF CORPORATE OFFICERS, EMPLOYEE COSTSAND HEADCOUNT

Salaries, emoluments and performance bonuses paid to members of the Executive Committee in 2001, during the period of their office, totaled EUR 3.8 million.

Total directors fees of EUR 30,000 were paid to members of the board of directos in respect of 2001 (compared to EUR 47,800 in 2000 and EUR 61,000 in 1999).

In addition, Bull directors benefited from the stock option plans implemented by the Group, under which a total of 648,000 options were allocated in 1998 and 2000 (see note 28).

Total Groupe Bull employee costs, including social security contributions, amounted to EUR 1.0 billion in 2001, compared to EUR 1.2 billion in 2000 and EUR 1.3 billion in 1999.

Group employees as of December 31, 2001 numbered 12,731 (compared to 17,209 in 2000 and 19,027 in 1999).

28 - STOCK COMPENSATION PLANS

Stock subscription plans (June 1998 and February 2000):

Using the authorization granted by the Stockholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of stock subscription options, that is 3,296,650 options, at an exercise price of EUR 7.99 per share. This total comprises 1,297,000 options allocated in previous plans, but which have lapsed, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68, 325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three tranches depending on the countries in which the companies of the beneficiary employees are located: one tranche for UK employees and company officers; one tranche for US employees and company officers and one tranche for employees and company officers in France and other countries not benefiting from the first two tranches. Each tranche is subject to vesting conditions specific to the countries concerned.

The board of directors meeting of 20 July 2000 and 26 October 2000, using the authorisation granted by the Stockholders Meeting of 13 April 2000, successively allocated 391,136 options in July and 359,000 options in October at an exercise price per option EUR 6.65 in October.

The key characteristics of these plans as of December 31, 2001 were as follows:

Date of Stockholders' Meeting	April 8, 1998	April 8, 1998	April 13, 2000	April 13, 2000
Date of Board of Directors' Meeting	June 11, 1998	February 10, 2000	July 20, 2000	October 20, 2000
Number of shares which may be subscribed to as of December 31, 2001(*)	58 325	3 021 625	318 378	356 000
Subscription price for each tranche	EUR 13.96 & 14.70	EUR 7.99	EUR 8.67 & 9.13	EUR 6.65
Number of shares subscribed at the end of December 2001	0	0	0	0

(*) Considering the numerous departures during 2001 under the restructuring plan, it was impossible to update the number of shares which may be subscribed to as of December 31, 2001. The figures shown above therefore correspond to the situation as of December 31, 2000, noting that no options were allotted in 2001.

Group Savings Scheme (June 2000):

On February 10, 2000, the Board of Directors also decided to increase the common stock of the Company by issuing 4,713,237 shares reserved for employees of the principal Groupe companies (see note 13: Common stock and Additional paid-in capital).

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Group Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee:

- if the Bull stock price falls below EUR 6.39, the employee is compensated for his loss;
- conversely, if the Bull stock price exceeds EUR 7.99, the employee receives 7 times the capital gain (in excess of EUR 7.99) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Group Savings Scheme, Bull purchased 4,668,828 of the shares issued during the common stock increase, at a price of EUR 7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005 (see note 8: Investments).

As of December 31, 2001, provisions in the amount of EUR 32 million were recorded in respect of this loan to take into account the fall in the Bull stock price. To date, 247,671 shares have been redeemed.

29 - TRANSACTIONS WITH RELATED COMPANIES

Bull has entered into a certain number of partnerships in the asset and services purchasing and distribution sectors (with NEC Computers International, NEC and Wang) and a number of technical cooperation agreements (IBM, Motorola, DNP).

The main transactions between Groupe Bull and related companies are detailed below:

(en EUR millions)

	2001	**2000**	**1999**
Transactions with NEC :			
Purchases	3	17	31
Accounts payable at December 31,	1	8	14
Transactions with NEC Computers International:			
Purchases	97	106	347
Sales	5	12	34
Accounts payable at December 31,	16	40	60
Accounts receivable at December 31,	4	10	21
Transactions with France Télécom			
Purchases	7	8	7
Sales	64	65	73
Accounts receivable at December 31,	30	26	27

30 - COMMITMENTS AND CONTINGENCIES

LEASING ARRANGEMENTS

Minimum rental payment obligations under non-cancellable long-term operating leases, principally for real estate, taken out by Groupe Bull as of December 31, 2001, were as follows:

(in EUR millions)

2002	28
2003	24
2004	21
2005	18
2006	12
2007 and beyond	81
Total	**184**

Certain leases provide that the leaseholder bears insurance, tax and maintenance costs and most have renewal options and rent review clauses based upon increases in specified indexes. Rental expenses amounted to EUR 33 million in 2001 compared to EUR 34 million in 2000 and 1999.

IT Services contracts, and in particular outsourcing contracts, can include term commitments which provide for payment of compensation.

OTHER COMMITMENTS AND CONTINGENCIES

In addition to lease commitments and commitments given in connection with long-term and medium-term borrowings, the Groupe Bull companies have undertaken contractual commitments in the ordinary course of business for a total amount of EUR 154 million in 2001 (as compared to EUR 243 million in 2000 and EUR 211 million in 1999).

EXCEPTIONAL EVENTS AND DISPUTES

The Groupe is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Since the end of 2000, a dispute arose at a systems integration center in the United Kingdom. The parties concerned reached an agreement at the end of 2001 and a settlement payment of EUR 12 million was made to the client during 2002.

Various claims and legal proceedings are currently in progress. All foreseeable losses have been provided.

31 - SEGMENT AND GEOGRAPHIC INFORMATION

Groupe Bull is an international IT group based in Europe with operations in nearly 100 countries. The companies of the Groupe market a wide range of computer hardware, administration software and IT services for scientific, industrial, commercial and business applications in the public and private sectors. The Groupe managed its business on the basis of the following business in 2001:

Bull Infrastructure & Systems: this division is responsible for the various information system architecture levels, including the e-infrastructure. It encompasses enterprise servers, the IT production center, departmental servers, support services for major enterprise applications and personal computers, individual productivity tools and network and Internet connections.

Bull Services: this division brings together consulting, design and information systems integration expertise (in particular in liaison with e-solutions and internet-ready applications) and outsourcing services.

Maintenance: this division provides on-site and remote maintenance and assistance services to customers via international centers. It has a global logistics system for spare parts management.

Evidian: this division is responsible for developing and marketing software, in particular for secure e-infrastructure administration.

Other: mainly includes direct product distribution activities in geographic networks not broken down into divisions (North and South America, Africa, Asia and Eastern Europe).

The accounting policies of the segments are the same as those described in the "Summary of significant accounting policies". Segment operating profits (revenues less operating expenses) exclude redeployment costs, net interest, corporate income taxes, non-recurring gains and losses (other income and expense) and foreign exchange gains and losses.

(in EUR millions)

	Total revenue		Operating profit (loss)	
	2001	**2000 Restated***	**2001**	**2000 Restated***
Bull Infrastructure & Systems	672	769	(19)	2
Bull Services**	1 259	1 352	(57)	(71)
Maintenance	296	298	48	56
Evidian	33	46	(23)	(27)
Other	284	321	(48)	(42)
Groupe Total	**2 544**	**2 786**	**(99)**	**(82)**

** 2000 revenue and operating profit/loss have been adjusted for the sale of bank terminal and smart card activities (Bull CP8), Cara and Bull Electronics.*

*** Including the Integris IT services activities sold to Steria in December 2001.*

(in EUR millions)

	Inventories		
	2001	**2000 restated**	**2000**
Bull Infrastructure & Systems	54	80	79
Bull Services	25	64	30
Maintenance	68	57	93
Americas	15	15	14
Asia, Africa, Eastern Europe	8	9	9
Other	4	21	21
Groupe Total	174	246	246

Assets, other than inventory, are not analyzed by segment.

Geographical analysis of long-lived assets (excluding financial instruments) is as follows:

(in EUR millions)

	2001	**2000**	**1999**
Western Europe	142	358	273
North America	167	158	160
Other areas	11	16	19
Total long-lived assets at December 31	**320**	**532**	**452**

General information about the company

CORPORATE NAME AND HEAD OFFICE
Bull
68, Route de Versailles, 78430 Louveciennes, France
Effective April 8, 1998, Bull is the new corporate name of Compagnie des Machines Bull.

LEGAL FORM
Bull is a *société anonyme* governed by the Commercial Code and the July 26, 1983 Nationalization Act.

COUNTRY OF INCORPORATION
Bull is incorporated under the laws of France.

DATE OF INCORPORATION AND TERM
The Company was incorporated on March 9, 1931 for a term of 50 years. This period was extended to March 8, 2031 by the Special Stockholders' Meeting of October 31, 1980.

CORPORATE PURPOSE
(Article 2 of the bylaws)
"The corporate purpose of the Company in France and abroad is to:
- acquire any and all shares and interests in any and all commercial, industrial, property, finance or other companies or undertakings, primarily those operating in the information, office automation and electronics sectors;
- design, manufacture and market data processing equipment, including all related hardware, parts, products, components and equipment;
- generally, carry out any and all financial, trading, industrial, securities and property transactions related directly or indirectly to the above activities".

INCORPORATION PARTICULARS
RCS N° Versailles B 542 046 065
Siren N°: 542 046 065
Siret N°: 542 046 065 00042
APE Code: 652 E

LOCATION OF COMPANY RECORDS
Documents concerning the Company may be consulted at the Head Office,
68, Route de Versailles, 78430 Louveciennes.

ACCOUNTING PERIOD
The accounting period runs from January 1 to December 31 of each year.

PROVISIONS OF THE BYLAWS CONCERNING APPROPRIATION OF NET INCOME
Following approval of the financial statements by the Annual Stockholders' Meeting, the following are appropriated out of net income available for distribution, in the order indicated:
- the amount necessary to ensure that the shares carry as a first dividend 6% of their paid-up value. If net income for a given year does not permit the distribution of a first dividend, stockholders may not claim payment thereof out of subsequent years' income. The Annual Stockholders' Meeting may vote to appropriate all or part of this first dividend to reserves or retained earnings;
- the amounts which the Annual Stockholders' Meeting votes to appropriate to retained earnings or to any general or special reserve;
- the balance is to be shared among the stockholders, subject to the implementation of legal provisions governing the right of employees to share in the profits of their Company.

STOCKHOLDERS' MEETINGS
Stockholders' meetings are called and conducted in accordance with legal provisions.
All stockholders may attend these meetings, irrespective of the size of their stockholding.
Each share carries one vote.

MEETINGS OF THE BOARD OF DIRECTORS
The Board of Directors met eight times during 2001 at the company's registered office in Louveciennes.

TRADEMARKS, PATENTS AND LICENSES
Groupe Bull owns or controls under license or otherwise all intellectual and industrial property rights necessary to the performance of its current activities. Certain of these licenses were contracted for a fixed period, but the Groupe believes that, when deemed necessary, it will be able to renew these licenses under reasonable terms and conditions at the appropriate time.

AGREEMENTS WITH DIRECTORS
As of the end of March 2002, there are:
- no loans or guarantees granted to Bull management
- agreements entered into with members of administrative or management bodies which do not constitute ordinary transactions entered into under normal terms and conditions.

General information about the company

BOARD OF DIRECTORS
(members as of December 31, 2001)

CHAIRMAN & CHIEF EXECUTIVE OFFICER:
Pierre Bonelli

SENIOR EXECUTIVE VICE PRESIDENT:
Gervais Pellissier

- **Directors representing the French State (appointed by ministerial order):**

  Jérôme Haas
  Jeanne Seyvet

- **Directors appointed by Annual Stockholders' Meeting:**

  Michel Bon
  Jean-Jacques Damlamian
  David Jones
  Kazuhiko Kobayashi
  Sadakazu Matsuba
  Theodore Schaffner
  Rick Severns

- **Directors representing the personnel of Groupe Bull companies:**

  Catherine Blond
  Jean-Jacques Gillon

- **Director representing Groupe Bull personnel who are Bull stockholders:**

  Guy Richel

INDEPENDENT AUDITORS

- **Amyot Exco Grant Thornton**

  Appointed by the Annual Stockholders' Meeting of May 3, 2001

  The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2006

  Member firm of Grant Thornton International.

- **Deloitte Touche Tohmatsu**

  Appointed by the Annual Stockholders' Meeting of April 15, 1999.

  The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2004.

  Member firm of Deloitte Touche Tohmatsu.

ALTERNATE INDEPENDENT AUDITORS

- **IGEC**

  Appointed by the Annual Stockholders' Meeting of May 3, 2001. The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2006.

- **BEAS**

  Appointed by the Annual Stockholders' Meeting of April 15, 1999. The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for the year 2004.

Members of the board of directors
AT DECEMBER 31, 2001

CHAIRMAN & CHIEF EXECUTIVE OFFICER:

Mr. Pierre Bonelli
Director of Evidian
Took office in 2001; Term of office ends in 2003 (1)

DIRECTORS:

- **Directors representing the French State (appointed by ministerial order):**

Mr. Jérôme Haas
Investments Assistant Director at the Ministry for the Economy, Finance and Industry.
Director of Arte, EPFR, EPRD, France 3, Imprimerie Nationale, La Poste, Thomson S.A.
Took office in 2000; Term of office ends in 2003(1)

Ms. Jeanne Seyvet
General Director for Information Technology and Postal Industries
at the Ministry for Economy, Finance and Industry
Director of Renault
Government Commissary of France Télécom-FTICI
Took office in 1998; Term of office renewed on February 4, 2002; Term of office ends in 2004(1)

- **Directors appointed by Annual Stockholders' Meeting:**

Mr. Michel Bon
Chairman & CEO of France Télécom.
Vice President of the Institut Pasteur
Director of Orange, Air Liquide, Grand Vision, Lafarge, Société des Lecteurs du Monde.
Chairman of the Supervisory Board of les Editions de Cerf
Member of the Supervisory Board of Sonepar Distribution
Took office in 1995; Term of office renewed on May 3, 2001; Term of office ends in 2004(1)

Mr. Jean-Jacques Damlamian
Executive Director of the Development Division of France Télécom.
Took office in 1996; Term of office renewed on May 3, 2001; Term of office ends in 2004(1)

Mr. David Jones
Group Chief Executive of National Grid Group Plc
Director of Energis Communications
Took office in 1999; Term of office renewed on May 3, 2001; Term of office ends in 2004(1)

Mr. Kazuhiko Kobayashi
Senior Vice President NEC Solutions
Took office in 2000; Term of office renewed on May 3, 2001; Term of office ends in 2004(1)

Mr. Sadakazu Matsuba
General Manager Bull NEC Strategy Partnership Office
Took office in 2001; Term of office ends in 2004(1)

Mr. Gervais Pellissier
Senior Executive Vice President, Finance and Administration
Chairman and Chief Executive Officer of Bull S.A.,
Director of Bull GmbH, Bull International N.V. and Evidian,
Permanent representative of Bull S.A.,
Director of B.E.C.E.O. and IPC France,
Permanent representative of COFIP,
Director of Bull Internet Incubator,
Took office in 2001; Term of office ends in 2004(1)

Mr. Theodore Schaffner
Senior Vice President and Director Corporate Business Development – Motorola Inc.
Took office in 2000; Term of office renewed on May 3, 2001; Term of office ends in 2004(1)

Mr. Rick Severns*
Senior Vice President and Director of Finance - Networks Sector, Motorola Inc.
Took office in 2001; Term of office ends 2004(1)
** resigned on February 14, 2002*

- **Directors representing the personnel of Groupe Bull companies:**

Ms. Catherine Blond
Management assistant - Bull
Took office in 1998; Re-appointed on December 17, 2001; Term of office ends in 2004(1)

Mr. Jean-Jacques Gillon
Managerial staff – Bull, appointed December 17, 2001
Took office in 2001; term of office ends in 2004(1)

- **Director representing Groupe Bull personnel who are Bull stockholders:**

Mr. Guy Richel
Managerial staff – Bull, appointed on May 31, 2001
Term of office ends in 2004(1)

(1) Term of office ends on the date of the Annual Stockholders' Meeting held to approve the financial statements for the prior year.

Members of the board of directors

AT DECEMBER 31, 2001

Strategic committee

The Strategic committee brings together representatives of the three major industrial stockholders (France-Télécom, Motorola, NEC), the French State and Groupe Bull's Chairman and Chief Executive Officer.

The role of this committee is to analyze and consider the strategic orientations and major investment or acquisition projects put forward by management and issue recommendations to the Board of Directors.

The committee met four times during 2001:

It considered the following matters in particular:

- the drafting of the 2001-2003 strategic plan
- focusing the Groupe's activities on its server and IT services businesses and related divestments
- corresponding changes to the organizational structure and the skills base
- the definition and roll-out of the e-business strategy

The Strategic committee is chaired by Pierre Bonelli.

As of December 31, 2001, the members of the committee were:

Bull	Pierre Bonelli Gervais Pellissier
French State	Jeanne Seyvet Emmanuel Caquot
Independent	David Jones
France Télécom	Jean-Jacques Damlamian Jacques Champeaux
Motorola Théodore	Theodore Schaffner Rick Severns
NEC	Kazuhiko Kobayashi Sadakazu Matsuba
Secretary	Géraldine Capdeboscq

Audit committee

The remit of the Audit committee is to ensure the high quality of the Groupe financial statements in particular, and all information communicated to stockholders in general.

The Committee met in July 2001 to review the half-yearly financial statements of the Groupe and in February 2002 to review the 2001 financial statements and events subsequent to December 31 impacting significantly on the Groupe financial position. The Committee also reported its findings to the Board of Directors.

The Committee is chaired by Rick Severns.

As of December 31, 2001, the members of the committee were:

Bull	Pierre Guimard Gervais Pellissier
French State	Jérôme Haas
France Télécom	Eric Bouvier
Motorola	Rick Severns
NEC	Satoshi Nakaichi
Secretary	Yves Blanc

Personnel and organization committee

The Personnel and organization committee was formed during 1997.

This committee deals with all issues relating to the appointment of managers and directors, stock option plans, remuneration and organization.

The committee is chaired by Michel Bon.

As of December 31, 2001, the members of the committee were:

Bull	Pierre Bonelli Jacques Chevallier
France Télécom	Michel Bon
Motorola	Theodore Schaffner
NEC	Sadakazu Matsuba

General information concerning the common stock

Notification limits

Under the terms of the bylaws, the Company must be notified on the acquisition of all stockholdings of 0.5% or more of common stock or voting rights, or any multiple of this percentage up to 5%.

In the event of failure to comply with the reporting obligation detailed in the preceding paragraph, the stockholder will be stripped of all voting rights relating to those shares in excess of this limit, on the request of one or more stockholders holding at least 5% of common stock.

The bylaws authorize the Company to request all information to which it is legally entitled in respect of bearer stockholders from SICOVAM. This right was exercised on June 30, 2001.

Common stock

As of December 31, 2001, the common stock of the Company totaled EUR 340,397,798 and comprised 170,198,899 shares of EUR 2 par value each. All shares carry voting rights with the exception of the 248,558 shares held by the Company.

The common stock and ownership structure had not changed as of the date of publication of the annual report. The stock ownership structure as of December 31, 2001 was as follows:

Stockholders	December 31, 2001	
	Number of shares	Interest and voting rights
French State	27 743 824	16,3%
France Télécom	28 753 594	16,9%
Motorola (*)	28 753 594	16,9%
NEC	28 753 594	16,9%
DNP	9 070 236	5,3%
Employees (**)	10 451 329	6,1%
Private investors (**)	13 948 671	8,2%
Institutional investors (**)	22 724 057	13,4%
Total	**170 198 899**	**100,0%**

(*) Motorola's holding was transferred to its subsidiary Technology Investments International Inc.

(**) Estimated split: The number of shares allocated to private individuals includes the 248,558 shares held by Bull

Movements in stockholders' equity over the last three years were as follows (in EUR millions):

(in EUR millions)

	Common stock	Addit. paid-in capital	Legal reserves	Tax-driven reserves	Retained earnings	Net income for the period	Total
Bal as of Jan. 1, 1999	**251,9**	**95,5**	**25.2**	**2,8**	**225.2**	**(21.9)**	**578,7**
Appropriation of net loss	-	-	-	-	(21,9)	21,9	-
Capital increase	79,1	(78,2)	-	-	-	-	0,9
Net loss for the period	-	-	-	-	-	(274,7)	(274,7)
Bal as of Dec. 31, 1999	**331,0**	**17,3**	**25,2**	**2,8**	**203,3**	**(274,7)**	**304,9**
Appropriation of net loss	-	-	-	-	(274,7)	274,7	-
Capital increase	9,4	18,9	-	-	-	-	28,3
Net loss for the period	-	-	-	-	-	(238,1)	(238,1)
Bal as of Dec. 31, 2000	**340,4**	**36,2**	**25,2**	**2,8**	**(71,4)**	**(238,1)**	**95,1**
Appropriation of net loss	-	-	-	-	(238,1)	238,1	-
Net loss for the period	-	-	-	-	-	(253,1)	(253,1)
Bal as of Dec. 31, 2001	**340,4**	**36,2**	**25,2**	**2,8**	**(309,5)**	**(253,1)**	**(158,0)**

Ownership structure

To the knowledge of the Company, no stockholder, other than those identified above, hold, directly or indirectly, 5% or more of the common stock of or voting rights in the Company.

Current and former employees held approximately 10,451,000 shares as of December 31, 2001 split as follows:

• 1999/2004 blocked tranche (Corporate Savings Scheme)	212,000
• 1995 and 2000 mutual investment funds	9,477,000
• with the balance in bearer shares and registered shares	

Common stock authorized but not issued

The Combined Stockholders' Meeting of April 13, 2000 authorized the Board of Directors to increase the common stock of the company subject to a maximum par value amount of EUR 500 million, on one or more occasions, through the issue of all types of marketable securities granting immediate or future access to the common stock of the company, with or without stockholder preferential subscription rights. Furthermore, the Combined Stockholders' Meeting also authorized the Board of Directors to increase the common stock by capitalizing reserves, net income and additional paid-in capital up to a maximum increase of EUR 300 million. The authorizations valid for a period of 26 months were not used.

The authorizations granted by this meeting enabling the Board to perform share issues reserved for employees, in accordance with legal provisions relating to employee stock ownership, and allot stock purchase and/or subscription options were not used in the course of 2001.

Securities not forming part of capital

426 beneficiary shares are still outstanding. The Special Stockholders' Meeting of April 1975 approved a share exchange in the amount of 9 beneficiary shares for one share of common stock. Following the share consolidations of 1987 (one new share for five old shares) and 1993 (one new share for ten old shares), the parity now stands at 450 beneficiary shares for one share of common stock. As such, the 426 beneficiary shares remaining outstanding represent less than one share of common stock.

Issued securities giving access to capital

A convertible bond issue was performed in May 2000 for an amount of EUR 181 million. In the event of conversion on the January 1, 2005 maturity date (at a rate of one share for one bond), these bonds will result in the creation of a maximum of 11,495,400 shares.

Regulation of the stock market price

The Stockholders' Meeting of April 13, 2000 authorized the Board of Directors of Bull to trade in the Company's shares on the stock market, or delegate such powers, in accordance with the conditions detailed in Article L225-209 et seq. of the new Commercial Code and subject to the following terms:

- the maximum number of shares which may be purchased on the stock market is 16,548,166,
- the total maximum purchase consideration is EUR 250 million
- the minimum selling price per share is EUR 5.

Pursuant to these authorizations, Bull purchased 4,668,828 shares in July 2000, which it then loaned to the bank responsible for managing the Group Savings Scheme. 7,708 of these shares were repaid in 2000 and 239,963 in 2001.

As of December 31, 2001, the Company held 248,558 shares, with a total market value of EUR 305,726.

Stockholders' agreement

The Company is not aware of any stockholders' agreement between its major stockholders.

Historical information concerning the common stock

Date	Transaction	Amount of the capital increase or decrease	Additional paid-in capital	Total common stock	Number of share and their par value
January 1, 1981				FRF 1 206 051 420	40 201 714 shares of FRF 30 par value
December 1983	Stock issue for cash	FRF 482 420 520	-	FRF 1 688 471 940	56 282 398 shares of FRF 30 par value
December 1984	Stock issue for cash	FRF 1 206 051 300	-	FRF 2 894 523 240	96 484 108 shares of FRF 30 par value
December 1985	Stock issue for cash	FRF 964 841 070	-	FRF 3 859 364 310	128 645 477 shares of FRF 30 par value
June 1986	Capital reduction via the reduction in the par value of share from FRF 30 to FRF 21.50	(FRF 1 093 486 554,50)	-	FRF 2 765 877 755,50	128 645 477 shares of FRF 21.50 par value
	Stock issue for cash	FRF 691 469 433,50	FRF 434 178 481,50	FRF 3 457 347 189	160 806 846 shares of FRF 21.50 par value
September 1986	Capitalization of additional paid-in capital, increasing the par value of shares from FRF 21,50 to FRF 24	FRF 402 01,7 115	-	FRF 3 859 364 304	160 806 846 shares of FRF 24 par value
December 3, 1987	Stock issue following the exercice of stock subscription warrants (period to November 19, 1987)	FRF 53 760	FRF 49 280	FRF 3 859 418 064	160 809 086 shares of FRF 24 par value
	Capital reduction to enable the regrouping of shares	(FRF 864)	-	FRF 3 859 417 00	32 161 810 shares of FRF 120 par value
December 15, 1987	Stock issue cash	FRF 964 854 240	FRF 56 283 164	FRF 4 824 271 440	40 202 262 shares of FRF 120 par value
December 15, 1987	Stock issue following the exercice of subscription warrants (between November 19, 1987 and December 31, 1988)	FRF 30 240	FRF 30 390	FRF 4 824 301 680	40 202 514 shares of FRF 120 par value
June 20, 1989	Stock issue for cash	FRF 964 860 240	-	FRF 5 789 161 920	48 243 016 shares of FRF 120 par value
November 30, 1989	Stock issue following the exercice of subscription warrants (warants lasped November 30, 1989)	FRF 720	FRF 840	FRF 5 789 162 640	48 243 022 shares of FRF 120 par value
June 12, 1991	Capital reduction via the reduction in the par value ofl shares from FRF 120 to FRF 20	(FRF 4 824 302 200)	-	FRF 964 860 440	48 243 022 shares of FRF 20 F par value
	Stock issue for cahs	FRF 1 608 100 700	FRF 1 929 720 840	FRF 2 572 961 140	128 648 057 shares of FRF 20 par value
November 5, 1991	Stock issue for cash reserved for NEC	FRF 126 893 160	FRF 177 650 424	FRF 2 699 854 300	134 992 715 shares of FRF 20 F par value
June 5, 1982	Stock issue for cash	FRF 1 038 405 500	FRF 1 038 405 500	FRF 3 738 259 800	186 912 990 shares of FRF 20 par value
June 30, 1992	Stock issue for cash reserved for IBM	FRF 225 000 000	FRF 315 000 000	FRF 3 963 259 800	198 162 990 shares of FRF 20 par value

Historical information concerning the common stock

Date	Transaction	Amount of the capital increase or decrease	Additional paid-in capital	Total common stock	Number of share and their par value
December 15, 1993	Stock consolidation - 1 for 10	-	-	FRF 3 963 259 800	19 816 299 shares of FRF 200 par value
	Capital reduction via the reduction in the par value of shares from FRF 200 to FRF 20	(FRF 3 566 933 820)	-	FRF 396 325 980	19 816 299 shares of FRF 20 F par value
December 20, 1993 /January 17, 1994	Stock issue for cash	FRF 670 839 240	FRF 7 882 361 070	FRF 1 067 165 220	53 358 261 shares of FRF 20 F par value
December 29, 1994	Capital reduction via the reduction in the par value of shares from FRF 20 ro FRF 10	(FRF 533 582 610)	-	FRF 533 582 610	53 358 261 shares of FRF 10 par value
December 30, 1994	Stock issue for cash reserved for the French State	FRF 99 475 190	FRF 2 437 142 155	FRF 633 057 800	63 305 780 shares of FRF 10 par value
September 11, 1995	Stock issue for cash reserved for the French State	FRF 489 626 460	FRF 50 921 152	FRF 1 122 684 260	112 268 426 shares of FRF 10 par value
	Stock issue reserved for France Télécom via partial capitalization of stockholders advance	FRF 120 537 570	FRF 12 535 907	FRF 1 243 221 830	124 322 183 shares of FRF 10 par value
September 25, 1995	Stock issue reserved for Groupe employees	FRF 54 402 940	FRF 5 657 906	FRF 1 297 624 770	129 762 shares of FRF 10 F nominal
September 13, 1996	* Stock issue for cash reserved for Motorola, NEC, France Télécom	FRF 59 928 870	FRF 6 232 602	FRF 1 357 553 640	135 755 364 shares of FRF 10 par value
	* Stock issue reserved for France Télécom, NEC and Motorola	FRF 3 175 760	FRF 330 279	FRF 1 360 729 400	136 072 940 shares of FRF 10 par value
February 25, 1997	Stock issue reserved for the French State	FRF 99 521 140	FRF 119 425 368	FRF 1 460 250 540	146 025 054 shares of FRF 10 par value
	* Stock issue reserved for France Télécom, NEC and Motorola Motorola, NEC	FRF 103 583 220	FRF 10 772 655	FRF 1 563 833 760	156 383 376 shares of FRF 10 F par value
March 26, 1997	Stock issue reserved for the French State	FRF 11 057 900	FRF 13 269 480	FRF 1 574 891 660	157 489 166 shares of FRF 10 par value
September 25, 1997	* Stock issue reserved for the French State	FRF 77 452 860	FRF 36 176 364	FRF 1 652 344 520	165 234 452 shares of FRF 10 F par value
January 1, 1999	Translation of common stock into euro			EUR 251 898 298.21	165 234 452 shares of EUR 1.52 par value
May 20, 1999	Recording of common stock in euro with a par value per share of EUR 2 each: stock increase by capitalization of additional paid-in capital	EUR 78 570 605.79	(EUR 78 570 605.79)	EUR 330 468 904	165 234 452 shares of EUR 2 par value
	Stock issue reserved for Groupe employees	EUR 494 420	EUR 1 231 641.01	EUR 330 963 324	165 481 662 shares of EUR 2 par value
June 28, 2000	Stock issue reserved for Groupe employees	EUR 9 434 474	EUR 18 894 179.95	EUR 340 397 798	170 198 899 actions of EUR 2 par value

(*) resulting from the exercise of stock subscription warrants

Stock price

STOCK PRICE AND TRADING ON THE PARIS STOCK EXCHANGE DURING 2000 AND 2001 (on the "Premier Marché")

		CAPITAL TRADED (IN EUR'000)		NUMBER OF SHARES TRADED		STOCK PRICE (IN EUR)		
		CUMULATIVE FOR THE PERIOD	DAILY AVERAGE	CUMULATIVE FOR THE PERIOD	DAILY AVERAGE	HIGH	LOW	AV. (*)
2000	January	51 677,68	2 460,84	6 750 962	321 474	8,34	7,00	7,65
	February	220 516,25	10 500,77	20 327 831	967 992	14,15	7,31	10,85
	March	297 957,75	12 954,68	18 788 172	816 877	19,46	12,02	15,86
	April	68 485,79	3 804,77	5 640 571	313 365	14,45	10,10	12,14
	May	107 330,73	4 878,67	10 441 040	474 593	12,94	8,01	10,28
	June	68 836,73	3 441,84	7 085 377	337 399	10,88	9,05	9,72
	July	57 290,62	2 864,53	7 122 082	356 104	9,48	7,00	8,04
	August	42 346,61	1 841,16	5 870 658	255 246	7,85	6,75	7,21
	September	38 271,06	1 822,43	5 343 556	254 455	8,06	6,25	7,16
	October	44 687,43	2 031,25	6 818 304	309 923	6,96	5,92	6,55
	November	53 378,80	2 426,31	8 289 350	376 789	7,31	5,95	6,44
	December	38 426,25	2 022,43	7 498 045	394 634	6,05	4,20	5,12
2000 Total		**1 089 205,73**	**4 305,16**	**109 975 948**	**434 688**	**19,46**	**4,20**	**9,90**
2001	January	16 769,98	762,27	4 123 407	187 428	4,98	3,49	4,07
	February	15 479,80	773,99	4 617 938	243 049	3,77	2,53	3,35
	March	15 058,39	684,47	5 128 920	233 133	3,63	2,50	2,94
	April	10 906,79	574,04	3 889 382	204 704	3,10	2,55	2,80
	May	23 256,31	1 057,11	7 722 830	351 038	3,27	2,68	3,01
	June	9 608,60	480,43	4 286 741	214 337	2,85	1,76	2,24
	July	6 860,02	311,82	3 524 205	160 191	2,30	1,71	1,95
	August	6 249,68	271,73	4 016 151	174 615	2,06	1,22	1,56
	September	8 198,65	409,93	10 056 469	502 823	1,39	0,49	0,82
	October	5 457,37	237,28	6 169 659	268 246	1,08	0,72	0,88
	November	26 713,41	1 093,49	21 850 668	902 552	1,60	0,84	1,22
	December	9 089,28	588,95	7 337 501	457 388	1,31	1,16	1,24
2001 Total		**153 648,31**	**612,14**	**82 723 871**	**329 577**	**4,98**	**0,49**	**1,86**
2002	January	4 528,38	205,84	3 945 098	179 323	1,27	1,02	1,15
	February	3 949,23	197,46	4 221 607	211 080	1,07	0,83	0,94
	March	7 552,04	397,48	6 744 115	354 953	1,36	0,92	1,12
	April	2 772,59	132,03	3 040 600	144 790	1,06	0,76	0,91

(*) Average: Cumulative capital traded/Cumulative number of shares traded – Source: ParisBourse SA

Stock price and transaction trends on the Frankfurt and Zurich stock exchanges: trading on the Frankfurt and Zurich stock exchanges was minimal during the period, with only 1,770,928 shares traded during the year.

Bull condensed financial statements

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31

(in EUR millions)

EXPENSES	2001	2000	1999
operating expenses:			
Other purchases and external charges	14	4	5
Taxes and duties other than corporate income tax	-	-	-
Charge to depreciation, amortization and provisions:			
- on non-current assets: charges to deprec. & amort.	-	2	1
- contingencies and losses: charge to provisions	-	-	-
Total	**14**	**6**	**6**
Financial expenses:			
Charges to amortization and provisions	284	161	324
Interest and similar charges	51	67	47
Net foreign exchange losses	30	-	-
Total	**365**	**228**	**371**
Exceptional expenses:			
On non-capital transactions	-	-	-
On capital transactions	125	86	3
Charges to depreciation, amortization and provisions	192	338	153
Total	**317**	**424**	**156**
Corporate income tax	(6)	(59)	(48)
Total expenses	**690**	**599**	**485**
Net income for the period	**-**	**-**	**-**
GRAND TOTAL	**690**	**599**	**485**

(in EUR Millions)

INCOME	2001	2000	1999
operating income:			
Income from related activities	2	2	3
Write-back of provisions (depreciation and amortization)	-	-	-
Expense reclassifications	-	2	1
Total	**2**	**4**	**4**
Financial income:			
Income from other marketable securities and long-term loans	72	90	65
Other interest and similar	2	6	2
Write-back of provisions and expense reclassifications	55	199	3
Net foreign exchange gains	-	45	81
Income from the sale of marketable securities (net)	-	-	-
Total	**129**	**340**	**151**
Exceptional income:			
On non-capital transactions	2	-	-
On capital transactions	100	17	-
Write-back of depreciation, amortization and provisions	204	-	55
Total	**306**	**17**	**55**
Total income	**437**	**361**	**210**
Net loss for the period	**253**	**238**	**275**
GRAND TOTAL	**690**	**599**	**485**

Bull condensed financial statements

AT DECEMBER 31

(in EUR millions)

ASSETS	2001	2000	1999
Intangible assets:			
Sub Total	-	-	-
Property:			
Sub Total	-	-	-
Investments:			
Investment securities	3 129	3 101	3 185
Provisions	(3 068)	(2 823)	(2 886)
Loans	1 319	1 548	1 342
Sub Total	**1 380**	**1 826**	**1 641**
Total	**1 380**	**1 826**	**1 641**
Current assets:			
Other receivables	123	336	427
Marketable securities	46	66	147
Cash and cash equivalents	102	-	-
Prepayments	3	5	2
Total	**274**	**407**	**576**
Unrealized foreign exchange losses	**3**	**47**	**33**
TOTAL ASSETS	**1 657**	**2 280**	**2 250**

LIABILITIES & STOCKHOLDERS' EQUITY	2001	2000	1999
Stockholders' equity:			
Common stock	340	340	331
Additional paid-in capital	36	36	17
Legal reserve	25	25	25
Tax-driven reserve	3	3	3
Retained earnings/(accumulated deficit)	(309)	(71)	203
Net loss for the period	(253)	(238)	(275)
Total	**(158)**	**95**	**304**
Advance contributions to capital increases	-	-	**48**
Provisions for contingencies and losses	**676**	**731**	**380**
Liabilities:			
Stockholder's advance	100	-	-
Bonds, notes and debentures	285	279	94
Bank borrowings	39	86	263
Other borrowings	573	806	765
Tax and employee-related liabilities	-	-	-
Other liabilities	135	283	383
Total (1)	**1 132**	**1 454**	**1 505**
Unrealized foreign exchange gains	**7**	-	**13**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**1 657**	**2 280**	**2 250**
(1) Maturing within more than one year	*840*	*1 139*	*1 476*
Maturing within one year	*292*	*315*	*29*

Financial results

FOR THE LAST FIVE YEARS

Financial position at year-end	2001	2000	1999	1998	1997
Common stock					
• in EUR millions	340	340	331	252	252
• in FRF millions	2 232	2 232	2 171	1 652	1 652
Shares issued	170 198 899	170 198 899	165 481 662	165 234 452	165 234 452
Results for the year					
• in EUR millions					
Revenue	176	98	70	79	73
Income/(loss) before tax, depreciation and allowances	(44)	2	97	5	64
Corporate income tax	(6)	(59)	(48)	(14)	(13)
Net income/(loss)	(253)	(238)	(275)	(22)	117
Dividends distributed	-	-	-	-	-
• in FRF million:					
Revenue	1 155	642	458	521	481
Income/(loss) before tax, depreciation and allowances	(289)	14	636	35	417
Corporate income tax	(39)	(388)	(312)	(90)	(87)
Net income/(loss)	(1 660)	(1 561)	(1 802)	(144)	771
Dividends distributed	-	-	-	-	-
Earnings/(loss) per share					
• in EUR:					
Net income/(loss) after tax, but before depreciation and allowances	(0,22)	0,36	0,87	0,12	0,46
Net income/(loss)	(1,49)	(1,40)	(1,66)	(0,13)	0,71
Dividend per share	-	-	-	-	-
• in FRF:					
Net income/(loss) after tax, but before depreciation and allowances	(1,48)	2,36	5,71	0,76	3,05
Net income/(loss)	(9,76)	(9,18)	(10,89)	(0,87)	4,66
Dividend per share	-	-	-	-	-

Information

- With effect from April 8, 1998, Bull is the new corporate name of Compagnie des Machines Bull.
- The accounting policies and methods adopted are almost identical to those adopted for the consolidated financial statements, with no material additional items. The main difference between the Groupe and company accounts is attributable to deferred exchange differences in the company accounts.
- Provisions recorded in the company accounts against investment interests correspond to subsidiary contributions to consolidated results.
- A breakdown of "Common stock and additional paid-in capital" is presented in Note 13 to the consolidated financial statements.
- The complete Bull financial statements for fiscal year 2001 are available on request at the Company's head office.

Stock ownership structure

	DECEMBER 31, 2001		
STOCKHOLDER	Number of shares	Percentage	
		Interest	Voting rights
French State	27,743,824	16.3%	16.3%
France Télécom	28,753,594	16.9%	16.9%
Motorola (*)	28,753,594	16.9%	16.9%
NEC	28,753,594	16.9%	16.9%
DNP	9,070,236	5.3%	5.3%
Employees (**)	10,451,329	6.1%	6.1%
Private Individuals (**)	13,948,671	8.2%	8.2%
Institutional Investors (**)	22,724,057	13.4%	13.4%
Total	**170,198,899**	**100,0%**	**100,0%**

(*) Motorola's holding was transferred to its subsidiary Technology Investments International Inc.
(**) The split between employees, private individuals and institutional investors is estimated. The 248,558 treasury shares held by Bull are included in the

Information concerning subsidiaries and associated companies

(in EUR millions)

	Par value	Number of shares	Common stock	Reserves
FRENCH COMPANIES				
Bull S.A. consolidated	*	10,730,480	165	93
Bull International S.A. consolidated	16 EUR	2,516,250	40	(153)
Sofom	1,107.47 EUR	2,500	3	27
Cofip consolidated	16 EUR	18,500	0,4	(204)
Sub-Total				
FOREIGN COMPANIES				
Bull International N.V. consolidated	4 EUR	36,356,002	145	(300)
Bull Data Systems N.V. consolidated	453.78 EUR	897,401	407	(398)
Bull Data Systems Inc. consolidated	1 USD	1,408	1,206	(1,377)
Bull Maroc	100 MAD	60,000	1	-
Bull Hellas A.E. (Greece)	0.88 EUR	6,498,091	6	(2)
Sub-total				
TOTAL				

* *Suppression of par value*

	DECEMBER 31, 2000			DECEMBER 31, 1999		
	Number of shares	Percentage		Number of shares	Percentage	
		Interest	Voting rights		Interest	Voting rights
	27,743,448	16.3%	16.3%	28,607,806	17.3%	17.3%
	28,753,594	16.9%	16.9%	28,753,594	17.4%	17.4%
	28,753,594	16.9%	16.9%	28,753,594	17.4%	17.4%
	28,753,594	16.9%	16.9%	28,753,594	17.4%	17.4%
	9,070,236	5.3%	5.3%	9,070,236	5.5%	5.5%
	11,247,000	6.6%	6.6%	8,308,568	5.0%	5.0%
	11,389,000	6.7%	6.7%	9,970,281	6.0%	6.0%
	24,488,433	14.4%	14.4%	23,263,989	14.0%	14.0%
	170,198,899	**100.0%**	**100.0%**	**165,481,662**	**100.0%**	**100,0%**

line "Private individuals".

	2001 revenue	2001 Net income/ (loss)	Out-standing loans/ advances	% stock-holding	Carrying value of equity holding		
					31/12/2001	31/12/2000	31/12/1999
	1,117	(301)	13	100.00	-	241	260
	954	(132)	400	100.00	-	-	-
	-	36	-	97.00	-	-	-
	198	236	35	100.00	2	-	2
					2	**241**	**262**
	112	(68)	320	100.00	-	-	-
	58	-	3	100.00	9	9	10
	181	(16)	624	100.00	-	3	-
	6	-	-	100.00	2	-	-
	25	(3)	7	100.00	-	-	-
					11	**12**	**10**
					13	**253**	**272**

Corporate structure of the Groupe

AS OF DECEMBER 31, 2001


BULL S.A.
(FRANCE)
FRANCE
Bull Finance*
49%
Bull SA Financière Ltd.
BS2I
Evidian
Evidian (Germany)
Evidian (USA)
Evidian (United Kingdom)
Evidian (Italy)
NORTH AMERICA
Bull Corporation of America (USA)
AFRICA
Bull Algeria
Bull (Egypt)
FRANCE
50%
Express Servers*
60%
GPES
96%
IPC France
34%
SERES*
SERRIB
21%
Syster Informatique*
EASTERN EUROPE
51%
Bulak (Kazakhstan)
Bull A/O (Russia)
Bull Magyarorzag (Hungary)
Bull Polska Sp. z.o.o. (Pologne)
Bull Romania S.r.l.
Bull Slovakia S.r.O. (Slovakia)
Bull SPOL S.r.O. (Czech Republic)
Ingenico Russia ZAO (Russia)
COFIP
(FRANCE)
FRANCE
ATS
BECEO
Bull Alpha
Bull Caraïbes Developt.
Bull Developpement
Bull Internet Incubateur
L'Esprit d'Equipe
Integris
Integris Consulting
FRANCE
Integris Data Services
Immo du Nid de Pie
Immo Patton
ImmoClaynor
LVPM
Maine CI*
NIS-Compulink
98%
Opéria
SN2AI
BULL INTERNATIONAL N.V.
(NETHERLANDS)
EUROPE
Bull Italia S.p.A. (Italy)
Bull HN Yugoslavia d.o.c.
PC Station S.p.A.
SOPASIN
40%
Talento S.r.L*.
EUROPE
Bull Finance B.V. (Netherlands)
Bull CP8 B.V. (Netherlands)

SIMPLIFIED ORGANIZATIONAL CHART

Unless indicated otherwise, all investments are held 100% or close to 100% (either directly or via several subsidiaries).

Only the main Groupe subsidiaries are represented - for more details refer to the following list.

* Companies marked with an asterisk (*) are equity accounted.

Subsidiary with sub-subsidiaries in activity (interest in excess of 20%).

Bull also owns the majority of the capital of the other following subsidiaries :

Bull Hellas Integrated IT Solution A.E. (Greece), Bull Maroc (Morocco) and Integris Italia S.p.A. (Italy).


BULL
(Groupe parent company)
BULL INTERNATIONAL S.A.
(FRANCE)
FRANCE
Bull Omega
Osis Services
90%
MIDDLE EAST
Bull Middle East Ltd.
(Cyprus)
Bull SAL (Lebanon)
Bull Afrique
AFRICA
Bull Cameroon
Bull Congo
Bull Ivory Coast
Bull Gabon
Bull Madagascar S.A.
Bull Niger
Bull Nigeria
Bull Senegal
SOUTH AFRICA
Bull Information
Technology Pty. Ltd.
(South Africa)
Bull Computers
South Africa Pty. Ltd.
(South Africa)
Bull Technology
Services Pty. Ltd.
(South Africa)
EASTERN EUROPE
Bull Computer & Services
D.O.O. (Slovenia)
Bull D.O.O. (Croatia)
Bull GmbH
(Germany)
Bull Repair & Logistics
Center GmbH
PPC Computer GmbH
ASIE
Bull Information
Systems Ltd.
(Hong Kong)
Bull Information
System (Korea) Co. Ltd.
(South Korea)
Bull Information
Systems Sdn. Bhd.
(Malaysia)
Bull HN Information
Systems Ltd.
(Taiwan)
SOUTH AFRICA
Bull do Brasil
de Informacão Ltda.
(Brazil)
Bull South America S.A.
(Brazil)
Bull Argentina SACI
(Argentina)
Bull Uruguay S.A.
(Uruguay)
BULL DATA SYSTEMS N.V.
(NETHERLANDS)
Bull Nederland N.V.
(Netherlands)
BULL DATA SYSTEMS, Inc.
(USA)
NORTH AMERICA
Bull Finance Corp.
(USA)
82%
Bull HN Information Systems, Inc.
(USA)
Integris AG
(Austria)
Bull (España) S.A.
(Spain)
Data System S.A.
EUROPE
S.A. Bull N.V.
(Belgium)
Bullinvest B.V.
(Netherlands)
Bull Portuguesa
Computadores Lda.
(Portugal)
Bull Holdings Ltd.
(United Kingdom)
Bull ND Holdings Ltd.
Bull Information Systems
Ireland (Ireland)
Bull Infrastructure &
Systems Ltd.
E-Intelligence
Consultants Ltd.
Civita Ltd.
New Deal IT Services Ltd.
(UK)
51%
Bull Information
Systems Ltd.
Bull Data Systems Ltd.
Bull Electricity Supply
Pension Trustee Ltd.
Bull FinanServices Ltd.
Bull Pension Trustee Ltd.
Bull Pension Trustee
Ireland Ltd. (Ireland)
Bull Worldwide
Information
Systems Ltd.

Consolidated companies
AS OF DECEMBER 31, 2001

Name	Registered Office	Percentage interest
BULL 68, route de Versailles 78430 LOUVECIENNES (France) S.A. with capital of EUR 340 397 798 (N° SIREN 542 046 065)		
A - SUBSIDIAIRES OF BULL		
Bull Data Systems Inc. Capital USD 1,408	3, Executive Park Drive BEDFORD, NH 03110 (U.S.A.)	100,0
Bull Data Systems N.V. Capital EUR 407,22,819.70	Hogehilweg, 21 1101 AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull International N.V. Capital EUR 145,424,008	Hogehilweg, 21 1101 AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull International S.A. Capital EUR 40,260,000 (N° SIREN 389 481 466)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull S.A. Capital EUR 163,585,100 (N° SIREN 642 058 739)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Compagnie Française d'Investissement Privé - COFIP Capital EUR 296,000 (N° SIREN 303 375 000)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Maroc Capital MAD 6,000,000	644, boulevard Mohamed V B.P. 2218 CASABLANCA GARE (Morocco)	100,0
Integris Hellas Integrated IT Solutions A.E. Capital EUR 5,718,320.08	44, avenue Syngrou B.P. 19027 117 42 ATHENS (Greece)	100.0
Integris Italia S.p.A. Capital EUR 16,000,000	Via Camillo Olivetti 8 Ivrea (TO) (Italy)	100,0
Subsidiaries of Integris Italia S.P.A.		
Arcanet S.p.A. Capital EUR 258,230	Via Dora Riparia 17 VITERBO (VT) (Italy)	100.0
Bull Telco S.p.A. Capital EUR 1,900,000	Via ai Laboratori Olivetti, 79 PREGNANA MILANESE (Milano) (Italy)	100.0
* Consorzio Inforsud Capital EUR 2,701,070	Strada Consortile Agglomerato Industriale de Pianodardine 83030 PRATA DI PRINCIPATO (Avellino) (Italy)	94,7
Subsidiaries of Integris Hellas Integrated IT Solutions A.E. (Greece)		
Bull Consulting A.E. Capital EUR 1,172,000	157, Syngrou Avenue, 171 21 ATHENES (Greece)	100,0
* Bull Advanced Technical Solution A.E. Capital EUR 190,775	26, rue Filellinon 105 58 ATHENES (Greece)	40,0
B - Subsidiaries of Bull S.A.		
AFRICA		
Bull Algérie Capital DIA 1,000,000	5, rue de Nimes ALGER (Algeria)	100,0
Bull Egypte Information System Cie. Capital EGP 50,000	World Trade Center 11-13 Corniche El Nil CAIRO (Egypt)	100,0
AMERICA		
Bull Corporation of America Capital USD 1,600,000	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
EUROPE		
Bretagne Services Informatiques et Intégration de Systèmes - BS2I Capital EUR 4,304,398 (N° SIREN 410 248 637)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
* Bull Finance Capital EUR 4,400,000 (N° SIREN 321 513 335)	57-59, avenue de Chatou 92500 RUEIL-MALMAISON (France)	48,6
Bull S.A. Financière Limited Capital GBP 100	Normandy House Grenville Street SAINT-HELIER (Channel Islands)	100,0
Evidian Capital EUR 7,500,000 (N° SIREN 422 689 208)	Rue Jean Jaurès BP 68 78340 Les clayes sous Bois (France)	100,0
* Express Servers Capital EUR 38,200 (N° SIREN 428 128 953)	Les Bureaux de la Colline Bâtiment C 92213 SAINT CLOUD (France)	50,0
GPES - Gestion de Patrimoines et Services Capital EUR 76,224.51 (N° SIREN 411 652 811)	Tour Maine Montparnasse 33, avenue du Maine 75755 PARIS Cedex 15 (France)	60,0
IPC France Capital EUR 300,000 (N° SIREN 321 376 857)	2, rue Galvani 91343 MASSY Cedex (France)	96,0
* SERES Capital EUR 1,013,786 (N° SIREN 343 778 163)	20, rue Dieumegard 93406 SAINT OUEN (France)	34,0
Société Européenne de Rénovation et de Réparation Informatique de Belfort (SERRIB) Capital EUR 1,243,070 (N° SIREN 381 355 726)	25, rue Albert Camus B.P. 355 90006 BELFORT (France)	100,0
* Syster Informatique Capital EUR 194,509.70 (N° SIREN 328 347 588)	18, rue du Cap Vert 21800 QUETIGNY (France)	21,0
EASTERN EUROPE		
Bulak Capital KZT 10,000,000	43, rue Mynbaev 48-0008 ALMA-ATA (Kazakhstan)	51,0
Bull A/O Capital RUR 17,700,000	Elecrichesky Pereulok, 3, Building 3, entr. 3 123557 MOSCOU (Russia)	100,0
Bull Magyarorszag Capital HUF 300,000,000	Fényes Adolf u.4 H-1036 BUDAPEST (Hungary)	100,0

* *Equity accounted consolidated companies.*

Company	Address	%
Bull Polska Sp. Z.O.O. Capital PLZ 20,048,200	Ul. Pruszkowska 13 02-119 VARSOVIE (Poland)	100,0
Bull Romania srl Capital ROL 33,000,000	155, Calea Victoriei, bl. D1, sc.5, et.11 Sector 1 71101 - BUCAREST (Romania)	100,0
Bull Slovakia S.R.O. Capital ZKK 200,000	Mileticova 7 BRATISLAVA 821 08 (Slovakia)	100,0
Bull SPOL S.R.O. Capital CSK 1,250,000	Lazarska, 6 120 00 PRAGUE 2 (Czech Republic)	100,0
Ingenico Russia Z.A.O. Capital RUR 10	Opochinina St., House 17, flat 45 199026 SAINT PETERSBOURG (Russia)	100,0
Subsidiaries of Evidian S.A.		
Evidian GmbH Capital EUR 100,000	Theodor-Heuss-Straße, 60-66 D-51149 COLOGNE (Germany)	100,0
Evidian Inc. Capital USD 1,000	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
Evidian Limited Capital GBP 1,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Evidian S.p.A. Capital EUR 100,000	Via ai Laboratori Olivetti, 79 20010 PREGNANA MILANESE (Italy)	100,0
C - Subsidiaries of Bull International N.V. Europe		
Bull CP8 B.V. Capital EUR 20,000	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull Finance B.V. Capital EUR 5,445,362.59	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull Italia S.p.A. Capital EUR 51,640,000	Via ai Laboratori Olivetti, 79 PREGNANA MILANESE (Milano) (Italy)	100,0
Subsidiaries of Bull Italia S.p.A.		
Bull HN Yugoslavia d.o.o. Capital USD 5,000	Tolstojeva, 47/49 (Moravska 5) 11040 BELGRADE (Yugoslavia)	100,0
* Consorzio SIMT Capital EUR 51,640	Piazza Borghese, 91 00186 ROME (Italy)	45,0
* Elektronska Industrija Kft. Capital USD 11,300,000	Preduzec El Bull HN Bulevar V. Vlahovica 80-82 18000 NIS (Yugoslavia)	30,0
PC Station S.p.A. Capital EUR 104,000	Via Po, 44 20010 PREGNANA MILANESE (Milano) (Italy)	95,0
Societa di Partecipazione Sistemi Informativi S.p.A. (SOPASIN) Capital EUR 20,066,000	Via ai Laboratori Olivetti, 79 20010 PREGNANA MILANESE (Milano) (Italy)	100,0
Subsidiary of Sopasin S.p.A.		
* Talento S.r.l. Capital EUR 200,000	Via Vittore Pisani, 36 20123 MILAN (Italy)	40,0

Company	Address	%
D - Subsidiaries of Bull International S.A.		
AMERICA		
Bull Chile Informatica Ltda. Capital USD 25,500	Avenida Holland, 1158 Providencia SANTIAGO DEL CHILE (Chile)	100,0
Bull do Brasil Sistemas de Informação Ltda Capital BRL 9,408,037	Rua Haddock Lobo, 347 13 andar - Cj. 132 - Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
ASIA		
Bull Information Systems (Hong Kong) Limited Capital HKD 59,940,000	Suite 2401, 24 F, Chinachem Exchange Square 1-7, Hoi Wan Street QUARRY BAY (Hong Kong)	100,0
Bull Information Systems (Malaysia) Sdn. Bhd. Capital MYR 5,684,522	Suite 2205-2107, Level 21 Plaza Pengkalan Jalan Ipoh 51200 KUALA LUMPUR (Malaysia)	100,0
Bull Information Systems (Korea) Limited Capital KRW 1,487,240,000	# 501, Namjung Building 13-19 Yoido Dong Yongdungpo-gu SEOUL 150-010 (South Korea)	100,0
Bull Information Systems Pte. Ltd. Capital SGD 6,035,555	39 Robinson Road # 7-01 Robinson Point 068911 (Singapore)	100,0
Bull Information Systems (Taiwan) Limited Capital TWD 100,000,000	8F, No.2, Min-Sheng E Road Sec.3 TAIPEI Taiwan 104 (ROC)	100,0
EUROPE		
Bull Afrique Capital EUR 1,585,600 (N° SIREN 562 129 189)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris AG Capital EUR 5,820,000	Lemböckgasse, 49 A-1230 VIENNA (Austria)	100,0
Bull GmbH Capital EUR 23,000,000	Theodor-Heuss-Straße, 60-66 D-51149 COLOGNE (Germany)	100,0
Bull (España), S.A. Capital EUR 20,415,395	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 MADRID (Spain)	100,0
Bull Holdings Limited Capital GBP 40,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bullinvest B.V. Capital EUR 1,962.65	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull Omega Capital EUR 75,500,000 N° SIREN 389 977 893)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Portuguesa Computadores sociedade unipessoal Lda. Capital EUR 2,493,990	Av. 5 de Outubro, 35-6° 1050 LISBONNE (Portugal)	100,0
Osis Services Capital EUR 7,650 (N° SIREN 403 625 650)	2, rue Kléber 92309 LEVALLOIS-PERRET (Portugal)	90,0
S.A. Bull N.V. Capital EUR 7,200,364.06	Rue du Moulin à Papier, 51 1160 BRUXELLES (Belgium)	100,0

* *Equity accounted consolidated companies.*

GROUPE BULL COMPANIES

Company	Address	%
EASTERN EUROPE		
Bull Computer and Services D.O.O. Capital SIT 3,000,000	Dunajska, 101 1000 LJUBLJANA (Slovenia)	100,0
Bull D.O.O. Capital HRK 19,000	Koturaska 69 10000 ZAGREB (Croatia)	100,0
MIDDLE EAST		
Bull Middle East Pte. Ltd. Capital CYP 20,000	70, Makarios III Avenue PO Box 27269 NICOSIE (Cyprus)	100,0
Bull SAL Capital LBP 160,000,000	69, Rue Jal el Dib Secteur 1 - BP 60208 12412020 METN (Lebanon)	100,0
Subsidiaries of Bull Afrique		
Bull Cameroun Capital XAF 151,000,000	Immeuble C.N.P.S. Rue C.Tobie Kuoh Douala B.P. 2552 Bonanjo DOUALA (Cameroon)	100,0
Bull Congo Capital XAF 45,000,000	43, avenue Paul Doumer B.P. 961 BRAZZAVILLE (Congo)	100,0
Bull Côte d'Ivoire Capital XOF 1,160,000,000	3, boulevard Roume 01 B.P. 1580 ABIDJAN 01 (Ivory Coast)	100,0
Bull Gabon Capital XAF 85,580,000	Immeuble ex Sonagar B.P. 2260 LIBREVILLE (Gabon)	100,0
Bull Information Systems Nigeria Limited Capital NGN 6,478,359	89, A AJosé Adeogun street (401 Road) Victoria Island LAGOS (Niger)	100,0
Bull Information Technology Pty. Ltd. Capital SAR 4,100	112 Pybus Road 2199 SANDTON Johannesburg (South Africa)	100,0
Bull Madagascar S.A. Capital MGF 146,200,000	12, rue Indira Gandhi Tsaralanana BP 252 ANTANANARIVO (Madagascar)	85,0
Bull Niger Capital XOF 152,000,000	42, avenue Charles de Gaulle B.P. 12013 NIAMEY (Nigeria)	85,0
Bull Sénégal Capital XOF 304,150,000	Extension Immeuble Kebe 99, avenue André Peytavain B.P. 3183 DAKAR (Senegal)	100,0
Subsidiaries of Bull Information Systems (Hong Kong) Limited.		
Bull Information Systems (Beijing) Co. Ltd. Capital USD 500,000	11/F, Jing Guang Centre Office Building Hu Jia Lou Chao Yang District 100 020 BEIJING, (PR of China)	100,0
Subsidiaries of Bull Information Technology (Southern Africa) Pty. Ltd.		
Bull Computers South Africa Pty. Ltd. Capital SAR 2,000,000	112, Pybus road 2199 Sandton Johannesburg (South Africa)	100,0
Bull Information Technology Namibia Pty. Ltd. Capital NAD 4,000	C/o Deloitte & Touche Namdeb Center, 10 Bulow street PO Box 47 WINDHOEK (Namibia)	100,0
Bull Technology Services Pty. Ltd. Capital SAR 100	112 Pybus road 2146 SANDTON Johannesburg (South Africa)	100,0
Subsidiary of Bullinvest B.V.		
Bull Bilgisayar Teknoloji A.S. Capital TRL 10,000,000,000	Mithat Unlubey Sokak N° 23, Kat 5 Zincirlikuyu ISTANBUL (Turkey)	99,6
Subsidiaries of Bull do Brasil de Informacão Ltda.		
Bull South America S.A. Capital BRL 7,443,115	Rua Haddock Lobo, 347 13 andar - Cj. 132 - Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
Bull Argentina S.A. Capital ARP 4,000,198	Carlos Pellegrini, 1363 2° piso 1011 BUENOS-AIRES (Argentina)	100,0
Bull Uruguay S.A. Capital UYP 260,000	Av. Dr Luis A. de Herrera, 2802 1160 MONTEVIDEO (Uruguay)	100,0
Subsidiaries of Bull South America SA (Brazil)		
Bull Tecnologia da Informacão Ltda. Capital BRE 8,954,089	Rua Haddock Lobo, 347 13 andar - Cj. 132 - Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
Integris Ltda. Capital BRL 29,774,951	Avenida Angelica, 903 Higienòpolis 01227-901 SAO PAULO (Brazil)	100,0
Subsidiary of Bull Technologia da Informação Ltda.		
Bull Comercial Ltda. Capital BRE 8,930,415	Alameda Tocantins, 882 Galpão 01 - Barueri 06455-020 SAO PAULO (Brazil)	100,0
Subsidiary of Bull (España) S.A.		
Data System S.A. Capital EUR 240,404	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 MADRID (Spain)	96,0
Subsidiaries of Bull GmbH (Germany)		
Bull Repair & Logistics Center GmbH Capital EUR 51,150	Theodor-Heuss-Straße, 60-66 D-51149 COLOGNE (Germany)	100,0
PPC Computer GmbH Capital EUR 128,000	Hermannstraße, 179 D-45964 GLADBECK (Germany)	100,0
Subsidiaries of Bull Holdings Ltd.		
Bull Information Systems Limited Capital GBP 59,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull ND Holdings Limited Capital GBP 11,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9DH (United Kingdom)	100,0
Civita Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
E-Intelligence Consultants Limited Capital GBP 50,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0

* *Equity accounted consolidated companies.*

Company	Address	%
New Deal IT Services Limited Capital GBP100	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	51,0
Subsidiaries of Bull Information Systems Ltd.		
Bull Data Systems Limited Capital GBP 8,100,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull Electricity Supply Pension Trustees Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull FinanServices Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull Pension Trustees Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull Pension Trustees Ireland Limited Capital IEP 2	29/31, South William Street DUBLIN 2 (Ireland)	100,0
Bull Worldwide Information Systems Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Subsidiaries of Bull ND Holdings Ltd.		
Bull Information Systems Ireland Capital IEP 223,000	29/31, South William Street DUBLIN (Ireland)	100,0
Bull Infrastructure & Systems Limited Capital GBP 1	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Subsidiary of Osis Services		
Osis Capital EUR 784,278 (N° SIREN 352 261 341)	2-4, rue Henri Sainte-Claire Deville Immeuble les Colonnades 92500 RUEIL MALMAISON (France)	100,0
Subsidiary of S.A. Bull N.V.		
Datalux SARL Capital EUR 297,472,23	Rue du Kiem, 163 L - 8030 STRASSEN (Luxembourg)	100,0
E - SUBSIDIARIES OF BULL DATA SYSTEMS Inc.		
Bull Finance Corporation Capital USD 506,000,000	3, Executive Park Drive BEDFORD, NH 03110 (U.S.A.)	81,2
Bull HN Information Systems Inc. Capital USD 1,558	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
F - SUBSIDIARY OF BULL DATA SYSTEMS N.V.		
Bull Nederland N.V. Capital EUR 1,800,000	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Subsidiary of Bull Nederland N.V.		
Zenith Data Systems B.V. Capital EUR 1,924,028.12	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0

Company	Address	%
G - SUBSIDIARIES OF COFIP		
Advanced Technology Services France (ATS) Capital EUR 38,000 (N° SIREN 404 959 363)	2, rue Galvani 91343 MASSY (France)	100,0
BECEO Capital EUR 8,300,000 N° SIREN 389 614 967)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Alpha Capital EUR 7,263,000 (N° SIREN 381 617 836)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Caraïbes Developpement S.A.S.U. au capital de 40 000 EUR (N° SIREN 424 811 891)	BAT/ CERP-Lot 8-Acajou 97232 LE LAMINTIN (France)	100,0
Bull Developpement Capital EUR 40,000 (N° SIREN 428 575 898)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Epsilon Capital EUR 40,000 (N° SIREN 433 745 239)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Gamma Capital EUR 40,000 (N° SIREN 433 738 143)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Internet Incubateur Capital EUR 1,000,000 (N° SIREN 432 892 438)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Capital EUR 40,000 (N° SIREN 433 742 962)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull LVPM Capital EUR 4,792,500 (N° SIREN 401 064 696)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Consulting Capital EUR 381,250 (N°SIREN 702 032 749)	2/4 rue Henri Sainte-Claire Deville, Inmeuble Le Colonnade 92500 RUEIL MALMAISON (France)	100,0
Bull Pi Capital EUR 40,000 (N° SIREN 433 732 781)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Tau Capital EUR 40,000 (N° SIREN 433 738 051)	68, route de Versaille 78430 LOUVECIENNES (France)	100,0
Immo du Nid de Pie Capital EUR 466,850 (N° SIREN 424 804 458)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Immo Patton Capital EUR 40,000 (N° SIREN 424 808 228)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Immoclaynor Capital EUR 4,537,500 (N° SIREN 409 571 247)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Data Services France Capital EUR 6,900,000 (N° SIREN 390 265 650)	20, rue Dieumegard 93406 SAINT OUEN (France)	100,0
L'Esprit d'Equipe Capital EUR 40,000 (N° SIREN 343 778 510)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
*Maine CI Capital EUR 1,052,655 (N° SIREN 428 670 012)	342, avenue Patton 49000 ANGERS (France)	100,0
NIS - Compulink Capital EUR 198,183 (N° SIREN 411 184 203)	68, rue de Versailles 78430 Louveciennes (France)	100,0
Operia Capital EUR 38,200 (N° SIREN 432 802 692)	68, route de Versailles 78430 LOUVECIENNES (France)	98,0
Société Nouvelle Automatisme et Avenir Informatique - SN2AI Capital EUR 480,000 (N° SIREN 385 105 119)	6, rue du Champoreux 91542 MENNECY (France)	100,0

** Equity accounted consolidated companies.*

Minority interest

AS OF DECEMBER 31, 2001*

A - INVESTMENTS IN FRANCE		
DIOSI S.A. Capital EUR 152,449.02	65/66 Les Hauts de Mazargues 13009 MARSEILLE (France)	19.9
Etudes et Support en Systèmes de Communication (Essycom) Capital EUR 125,008.19 (N° SIREN 350 419 339)	26, avenue de la Baltique 91220 VILLEBON-SUR-YVETTE (France)	12,2
Nipson International Capital EUR 25,725,771.66 (N° SIREN 382 563 476)	20, rue Dieumegard 93406 SAINT OUEN (France)	10,0
Société de développement des Centres d'Isothérapie (SDCI) Capital EUR 38,112.25 (N° SIREN 349 318 733)	1264, rue du Hennoy LANDAS 59310 ORCHIES (France)	10,0

B - INVESTMENTS OUTSIDE FRANCE		
CESI Centro Siciliano d'Informatica S.r.l. Capital EUR 206,582	Viale Regione Siciliana, 7275 90146 PALERMO (Italy)	14,0
CiaoLab Technologies S.p.A. Capital EUR 1,211,860	Via ai Laboratori Olivetti, 79 20010 Pregnana Milanese (Italy)	14,1
Envision Licensing Ltd Capital GBP 999	Barton House Bond Street BRISTOL BS98 1TL (United Kingdom)	10,0
Schema Italia S.p.A. Capital EUR 51,640	Via Vittor Pisani, 6 20124 MILAN (Italy)	19,0
SPAG Services S.A. Capital BEF 8,000,000	Avenue Marnix, 28 1050 BRUXELLES (Belgium)	12,5

* *Companies with 10% to 20% investments.*

Cross-reference table
(COB REGULATION 98-01)

The Annual Report has been filed as the reference document with the Commission des Opérations de Bourse (COB). The following table indicates for each section provided by the regulation, the page on which the necessary information can be found.

COB

Pursuant to Regulation 98-01, the Commission des Opérations de Bourse (COB) registered this reference document under the number R98-01 on July 11, 2002.

This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the COB. This reference document was prepared by the issuers and is the responsibility of its signatories. Registration, performed after review of the relevance and consistency of the financial information presented on the Company's position, does not imply authentication of the financial and accounting information presented.

Persons responsible for the accuracy of the reference document

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Louveciennes, July 8, 2002

Pierre BONELLI
Chairman and Chief Executive Officer

Gervais PELLISSIER
Senior Executive Vice President
Finance and Administration

As statutory auditors of Groupe Bull and in accordance with Rule 98-01 of the Commission des Opérations de Bourse and professional standards applicable in France, we have performed certain procedures on the information contained in this "Reference Document" relating to the historical financial statements of the company.

The Chairman of the Board of Directors is responsible for the preparation of the "Reference Document". Our responsibility is to report on the fairness of the information presented in the "Reference Document" relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the "Reference Document" in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. Since the "Reference Document" did not contain any selected prospective data resulting from an organized process, our procedures did not consist of a reading of management's assumptions and the resulting figures.

We have audited in accordance with professional standards applicable in France the individual financial statements and the consolidated financial statements for each of the fiscal years 1999, 2000 and 2001, approved by the Board of Directors. We expressed an unqualified opinion with comment for fiscal years 1999 and 2000 and a qualified opinion with comment for fiscal year 2001.

in our audit report on the 1999 consolidated financial statements, we drew attention to the impairment provision against all Packard Bell NEC Inc. investments held by Groupe Bull, as disclosed in notes 2 and 20 to the consolidated financial statements;

in our audit report on the 2000 consolidated financial statements, we drew attention to the uncertainty surrounding the successful implementation of the plans presented in Note 2 to the financial statements (disposal of assets, partnerships, restructuring accompanying an operational turnaround). The success of these plans is essential to the continuation of Groupe Bull as a going concern, without which certain asset and liability values may prove inappropriate (in particular, the deferred tax assets shown in note 22, the valuation of which is based on the successful completion of these plans);

in our audit report on the 2001 consolidated financial statements, we expressed the following qualification: A deferred tax asset of EUR 29 million was maintained in the consolidated balance sheet as of December 31, 2001. Considering the Group's results in the last three years, we believe that this deferred tax asset should be fully impaired and expensed to the 2001 income statement. In addition, we drew attention to the uncertainty surrounding the successful implementation of the Groupe Bull restructuring plan presented in Note 2 to the financial statements, and made possible by the French state's commitment, subject to EC approval, to provide Bull with financial support in the form of repayable stockholders' advances for a maximum total amount of EUR 450 million, including EUR 100 million already paid as of December 31, 2001. This commitment was officially confirmed by a French state representative in the presence of the Board of Directors. The success of these measures is essential to the continuation of the Group as a going concern, without which certain asset and liability values may prove inappropriate.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the "Reference Document".

Paris and Neuilly-sur-Seine, July 8, 2002

Independent Auditors

Amyot Exco
Member of Grant Thornton
Isabelle FAUVEL — Daniel KURKDJIAN

Deloitte Touche Tohmatsu
Frédéric MOULIN — Jean-Paul PICARD

For further information or documents published by Groupe Bull,
and for all financial information, please contact :
Marie-Claude Bessis
Director of Communications

Groupe Bull
Headquarters : 68, route de Versailles, 78430 Louveciennes, France
Postal address : BP 434, 78434 Louveciennes Cedex, France
Tél. + 33 (0)1 39 66 60 60 - Fax + 33 (0)1 39 66 60 62
www.bull.com